First Quarter 2010 Report to Shareholders

BMO Financial Group Delivers Very Good First Quarter Results
Demonstrates Continued Success in Execution of Strategy to Deliver an Excellent Customer Experience
Strong Net Income with 4th Consecutive Quarter of Higher Revenues, and a Continuing Commitment to
Expense Control in all Operating Groups
Personal and Commercial Banking Canada Continues to Achieve High Year-over-Year Growth in Revenue and Net Income
Tier 1 Capital Ratio Remains Strong, at 12.53%

Financial Results Highlights:
•	Net income of $657 million, up $432 million from a year ago
•	EPS[1] of $1.12 and cash EPS[2] of $1.13, both up $0.73 from a year ago
•	Revenue exceeds $3 billion with stable expenses relative to a year ago

•	Provisions for credit losses of $333 million, down $95 million from a year ago
Toronto, March 2, 2010 – For the first quarter ended January 31, 2010, BMO Financial Group reported net income of $657 million or $1.12 per share. Canadian personal and commercial banking had a strong quarter, with net income of $403 million, up $88 million or 28% from a year ago. Private Client Group net income was also strong, at $113 million, up $45 million or 68% from a year ago.
Today, BMO announced a second quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.
“This quarter’s strong performance demonstrates the earnings power of our core businesses and reinforces the confidence we have in our strategy,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Underpinning this performance is an unwavering commitment to our customers, which runs through every part of the company.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are outlined.

“P&C Canada continues to set the pace for the company. It had another strong quarter, with $403 million in net income, up 28% from a year ago. We have continued to make investments to improve the customer experience and our competitive position, while prudently managing expense growth. Revenue increased 12%, driven by volume growth across most products and improved net interest margin.
          “We fully support the prudent measures announced by the Canadian Finance Minister two weeks ago to support the long-term stability of Canada’s housing market and curtail any speculative excesses in mortgage borrowing. BMO continues to offer advice and develop new products that align with the government’s policy of supporting the long-term stability of a sector that is vital to our economy and the financial well-being of Canadian families. It’s just one more way we are making money make sense for our customers.
          “BMO Capital Markets results were good, with $248 million in net income. While up sharply from a year ago, results were lower than in recent quarters, which benefited from a favourable trading environment. BMO Capital Markets has achieved ROE of at least 18% for three consecutive quarters. We are committed to high-quality earnings over the course of the business cycle and believe that steady improvement in the North American economy should lead to more favourable capital markets opportunities, particularly in investment banking.
          “Private Client Group results were up strongly from a year ago due to improved equity markets, higher asset levels, higher insurance revenues and the effects of last year’s charges related to our decision to support clients in the difficult market environment. Net income was $113 million, up $45 million or 68% from a year ago. Cash productivity continues to improve. It was 72.0%, better than 82.0% a year ago and 74.0% in the preceding quarter.
          “In the United States, we are seeing the beginning of a recovery in the Midwest market and expect that companies will be rebuilding their capital and inventories. We have launched a strategy to take advantage of this unique opportunity at a time when many of our competitors are distracted and as we continue to build momentum in our commercial business. We have undertaken an analysis of the needs of our BMO Capital Markets borrowing clients to identify those that can be better served under a commercial banking model. We will be shifting those accounts from BMO Capital Markets to our P&C U.S. business to better align our people and capital with client needs. This will allow us to serve a much larger client base, at lower cost and more efficiently, while increasing our size and momentum in commercial banking in the United States. This will also focus the efforts of BMO Capital Markets on building its pipeline of investment banking opportunities. To put this initiative into perspective, the transfer more than doubles the size of the P&C U.S. commercial loan portfolio. The changes will help build on recent momentum in our P&C U.S. business which has seen deposit growth and stronger commercial mid-market, mortgage and auto loan originations.
          “In summary, BMO’s financial position is very strong, providing significant flexibility to attract new customers and invest for the future. We plan to continue to innovate and provide new products and services that customers want, creating lasting value for both customers and shareholders.”

BMO Financial Group First Quarter Report 2010 • 1

Operating Segment Overview
P&C Canada
Net income was a strong $403 million, up $88 million or 28% from a year ago. We had good revenue increases across each of our personal, commercial and cards businesses, driven by volume growth across most products and improved net interest margin. There was particularly strong growth in personal and commercial deposits. Good revenue growth together with effective management of operating expenses, while investing for the future, has resulted in strong cash operating leverage of 11.1%.
          Our goal is to be the bank that defines great customer experience, and our customers are telling us we are on the right track. We have narrowed the gap to the industry leader on both personal and commercial loyalty scores relative to a year ago. We have seen year-over-year increases in the average number of product categories used by both our personal and commercial customers. This is the result of our commitment to listen, understand and provide guidance to our customers.
           In personal banking, we continue to focus on expanding and upgrading our branch network in priority markets, and on driving revenue growth and customer loyalty through effective use of our robust performance management system. In the current quarter, we opened three new branches, redeveloped three and closed one.
          In commercial banking, we launched BMO Business Essentials and BMO SmartSteps for Business. These offers provide our business customers with solutions designed for their particular industry, aimed at their specific business needs. We continue to rank second in Canadian business lending market share and our goal is to become the bank of choice for businesses across Canada. In addition, we continue to leverage our integrated customer offer in driving success in our upper mid-market commercial business.
          In the cards business, we are one of the largest MasterCard issuers in Canada. We are growing our cards business with prudent credit management and have had low credit loss rates relative to our peers.
          On December 31, 2009, we completed the acquisition of the Diners Club North American franchise from Citigroup. Diners Club is recognized around the world as a premier card program for employee Travel & Entertainment expense cards. The North American franchise also benefits from worldwide MasterCard acceptance. The acquisition positions BMO among the top commercial card issuers in North America. It also allows BMO to partner with other Diners Club franchisees around the world to deliver a premier global Travel & Entertainment offering to its multinational clients, making us a compelling choice for prospective commercial customers across North America.
P&C U.S. (all amounts in U.S. $)
Net income was $16 million, down $12 million or 43% from a year ago. Revenues from improved loan spreads were more than offset by decreased deposit spreads, an increase in the impact of impaired loans year over year, and the first quarter 2009 reduction of the Visa litigation accrual.
           Cash net income for the quarter was $35 million, adjusting for the impact of impaired loans. The cash productivity ratio for the quarter was 72.1%, adjusted on the same basis.
          Our focus in 2010 is on profitable growth in both loans and deposits while maintaining effective expense control. We have seen deposit growth of $1.0 billion or 5.2% from last year, concentrated in our commercial accounts. Mortgage and auto loan originations remain strong, with an increase of more than 80% from last year in both businesses, reflecting our targeted focus on these opportunities. Our loss rates and delinquencies on consumer loans remain well below those of our peers.
          We continue to focus on the customer experience as reflected in our high customer loyalty scores. Our retail net promoter score was 40 for the first quarter of 2010, compared with 43 in the fourth quarter of 2009. Our retail net promoter score remains very strong compared to the scores of our major competitors.
          The 2009 Greenwich Excellence Award winners were recently announced, and our commercial banking team was recognized as a multiple award winner. More than 750 banks were evaluated, based on interviews with more than 13,000 customers. As a result, 33 banks were recognized for distinctive quality in mid-market banking, and 43 were recognized for distinctive quality in small business banking. Our commercial mid-market segment was recognized for overall satisfaction excellence on both a national and regional level. Our small business segment was recognized for excellence in financial stability and relationship manager performance on a national level. Harris treasury management was recognized for excellence in overall satisfaction on a regional level.

2 • BMO Financial Group First Quarter Report 2010

Private Client Group (PCG)
Net income in the first quarter was $113 million, an increase of $45 million or 68% from the same quarter a year ago. The BMO Life Assurance acquisition increased net income by $7 million.
          PCG net income, excluding the insurance business, was $70 million, up $34 million or 93% from a year ago. Revenue for PCG, excluding insurance, grew by 11% due to the success of our focus on attracting new client assets and continued improvement in equity markets. Results a year ago included a charge of $17 million ($11 million after tax) related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment.
          Insurance net income was $43 million for the quarter, up $11 million or 38% from a year ago due to the BMO Life Assurance acquisition and organic growth. Assets under management and administration improved by $40 billion or 18%, after adjusting to exclude the impact of the weaker U.S. dollar.
          For the fourth year in a row, BMO Mutual Funds was ranked highest for its English and French language services in Dalbar Inc.’s annual ranking of Canadian mutual fund companies. BMO InvestorLine placed second in Dalbar’s direct brokerages ranking.
          PCG launched nine new BMO Exchange Traded Funds (ETFs), including three fixed income funds, as well as country- and industry-specific funds that provide exposure to areas and sectors such as China, India, utilities, junior gold companies and global infrastructure. This significant expansion into the ETF market brings our product line to 22 ETFs. The expansion further demonstrates BMO’s commitment to this growing industry and to providing investors with a full range of investment options.
BMO Capital Markets
BMO Capital Markets results for the quarter reflect a good start to the year. Net income was $248 million, up $71 million or 40% from a year ago. Revenue increased by $193 million to $920 million. Our strong revenue performance benefited from our continued focus on clients and maintaining a diversified portfolio of businesses. Mergers and acquisitions and debt underwriting activities rebounded due to improved market conditions. Investment securities gains were positive this year whereas the prior year included significant charges related to the weaker capital markets environment. Improved lending fees were offset by lower corporate banking net interest income due to reduced asset levels. Trading revenues were strong in the first quarter of 2009 due to a favourable trading environment, but overall trading results were lowered by certain charges related to the capital markets environment. In the first quarter of 2010, trading revenues were at more normal levels, due to reduced opportunities from lower market volatility and narrower spreads.
          In the previous quarter, we announced our agreement with Paloma Securities to hire its global securities lending team. The integration began in December 2009 and complements our existing North American securities lending operations, providing a platform for future growth opportunities.
          During the quarter, BMO Capital Markets was involved in 130 new issues, including 40 corporate debt and 36 government debt deals, six issues of preferred shares and 48 common equity transactions, raising $53.7 billion, up $7.9 billion from the previous quarter.
Corporate Services
Corporate Services incurred a net loss in the quarter of $124 million, largely due to provisions for credit losses and low revenue. The net loss improved $245 million from the prior year. Revenues improved $212 million or 65%, mainly due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions, and to mark-to-market gains on hedging activities in the current year compared to losses in the prior year. These factors were partly offset by lower securitization revenue. Provisions for credit losses were better by $158 million as a result of lower provisions charged to Corporate Services. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.
Caution
The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2010 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2010	2009	2009	2009	2009	January 31, 2009

Income Statement Highlights
Total revenue	$3,025	$2,989	$2,978	$2,655	$2,442	23.9%
Provision for credit losses	333	386	417	372	428	(22.1)
Non-interest expense	1,839	1,779	1,873	1,888	1,841	(0.1)
Net income	657	647	557	358	225	+100

Net Income by Operating Segment
Personal and Commercial Banking Canada	$403	$398	$362	$340	$315	28.1%
Personal and Commercial Banking U.S.	17	23	24	22	34	(50.8)
Private Client Group	113	106	113	72	68	67.6
BMO Capital Markets	248	288	344	247	177	40.2
Corporate Services (a)	(124)	(168)	(286)	(323)	(369)	66.0

Common Share Data
Diluted earnings per share	$1.12	$1.11	$0.97	$0.61	$0.39	$0.73
Diluted cash earnings per share (b)	1.13	1.13	0.98	0.63	0.40	0.73
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00
Book value per share	32.51	31.95	31.26	32.22	32.18	0.33
Closing share price	52.00	50.06	54.02	39.50	33.25	18.75
Total market value of common shares ($ billions)	28.9	27.6	29.6	21.5	17.9	11.0

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2010	2009	2009	2009	2009	January 31, 2009

Balance Sheet Highlights
Assets	$398,623	$388,458	$415,361	$432,245	$443,174	(10.1)%
Net loans and acceptances	169,588	167,829	173,558	179,650	190,099	(10.8)
Deposits	240,299	236,156	244,953	247,169	264,580	(9.2)
Common shareholders’ equity	18,054	17,626	17,144	17,561	17,371	3.9

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2010	2009	2009	2009	2009

Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	3.5	1.8	4.0	(1.2)	(6.9)
Diluted earnings per share growth	+100	4.7	(1.0)	(51.2)	(17.0)
Diluted cash earnings per share growth (b)	+100	4.6	(2.0)	(50.0)	(18.4)
Return on equity	14.3	14.0	12.1	8.1	4.9
Cash return on equity (b)	14.4	14.2	12.3	8.4	5.2
Net economic profit (NEP) growth (b)	+100	10.4	(35.1)	(+100)	(71.8)
Operating leverage	24.0	8.5	3.3	(11.1)	6.4
Cash operating leverage (b)	23.9	8.3	3.3	(11.0)	6.4
Revenue growth	23.9	6.3	8.4	1.3	20.5
Non-interest expense growth	(0.1)	(2.2)	5.1	12.4	14.1
Cash non-interest expense growth (b)	0.0	(2.0)	5.1	12.3	14.1
Non-interest expense-to-revenue ratio	60.8	59.5	62.9	71.1	75.4
Cash non-interest expense-to-revenue ratio (b)	60.5	59.2	62.5	70.7	75.0
Provision for credit losses-to-average loans and acceptances (annualized)	0.79	0.89	0.94	0.79	0.90
Gross impaired loans and acceptances-to-equity and allowance for credit losses	13.11	14.06	12.75	12.95	11.91
Cash and securities-to-total assets ratio	33.9	31.9	30.0	28.2	28.2
Tier 1 capital ratio	12.53	12.24	11.71	10.70	10.21
Total capital ratio	14.82	14.87	14.32	13.20	12.87
Credit rating
DBRS	AA	AA	AA	AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa2	Aa1	Aa1	Aa1	Aa1
Standard & Poor’s	A+	A+	A+	A+	A+
Twelve month total shareholder return	67.1	25.1	21.4	(15.2)	(37.7)
Dividend yield	5.38	5.59	5.18	7.09	8.42
Price-to-earnings ratio (times)	13.6	16.3	17.8	13.0	9.0
Market-to-book value (times)	1.60	1.57	1.73	1.23	1.03
Net economic profit (loss) ($ millions) (b)	171	159	79	(87)	(219)
Return on average assets	0.66	0.63	0.52	0.32	0.19
Net interest margin on average earning assets	1.85	1.73	1.74	1.55	1.51
Non-interest revenue-to-total revenue	49.3	51.7	50.8	49.7	45.6
Equity-to-assets ratio	5.2	5.2	4.7	4.6	4.3

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.

(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

Management’s Discussion and Analysis
MD&A commentary is as of March 2, 2010. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended January 31, 2010, included in this document, and the annual MD&A for the year ended October 31, 2009, included in BMO’s 2009 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q1-2010		vs. Q1-2009		vs. Q4-2009

Net interest income	1,532	205	15%	90	6%
Non-interest revenue	1,493	378	34%	(54)	(3%)

Revenue	3,025	583	24%	36	1%
Specific provision for credit losses	333	(95)	(22%)	(53)	(14%)
Increase in the general allowance	–	–	–	–	–

Total provision for credit losses	333	(95)	(22%)	(53)	(14%)
Non-interest expense	1,839	(2)	–	60	3%
Provision for income taxes	177	248	+100%	19	12%
Non-controlling interest in subsidiaries	19	–	–	–	–

Net income	657	432	+100%	10	1%

Amortization of acquisition-related intangible assets (after tax) (1)	7	(1)	(16%)	(1)	(13%)
Cash net income (2)	664	431	+100%	9	1%
Earnings per share – basic ($)	1.12	0.73	+100%	–	–
Earnings per share – diluted ($)	1.12	0.73	+100%	0.01	1%
Cash earnings per share – diluted ($) (2)	1.13	0.73	+100%	–	–
Return on equity (ROE)	14.3%		9.4%		0.3%
Cash ROE (2)	14.4%		9.2%		0.2%
Productivity ratio	60.8%		(14.6%)		1.3%
Cash productivity ratio (2)	60.5%		(14.5%)		1.3%
Operating leverage	24.0%		nm		nm
Cash operating leverage (2)	23.9%		nm		nm
Net interest margin on earning assets	1.85%		0.34%		0.12%
Effective tax rate	20.8%		61.8%		1.6%

Capital Ratios:
Tier 1 Capital Ratio	12.53%		2.32%		0.29%
Total Capital Ratio	14.82%		1.95%		(0.05%)

Net income:
Personal and Commercial Banking	420	71	20%	(1)	–
P&C Canada	403	88	28%	5	1%
P&C U.S.	17	(17)	(51%)	(6)	(27%)
Private Client Group	113	45	68%	7	8%
BMO Capital Markets	248	71	40%	(40)	(14%)
Corporate Services, including Technology and Operations (T&O)	(124)	245	66%	44	25%

BMO Financial Group Net Income	657	432	+100%	10	1%

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.
4 • BMO Financial Group First Quarter Report 2010

Management’s Responsibility for Financial Information
BMO’s CEO and CFO have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2010 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. BMO’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2010, of BMO’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended January 31, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, BMO’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2009 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2010 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 32 and 33 of BMO’s 2009 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business, including those described under the heading Economic Outlook and Review, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
BMO Financial Group First Quarter Report 2010 • 5

Economic Outlook and Review
Canada’s economy continues to emerge from recession, supported by record-low interest rates and expansive fiscal policy. Consumer spending has trended moderately higher, with auto sales returning to normal levels. Housing sales and prices have reached record highs in response to low mortgage rates and improved labour markets. In mid-February, Canada’s Finance Minister announced measures intended to improve the sustainability of strength in housing markets and curtail any speculative excesses in mortgage borrowings. Business investment is starting to pick up in response to firmer commodity prices and improved confidence, though demand for business credit remains weak. Supported by continued low interest rates, the economy is expected to grow moderately in 2010, though the high Canadian dollar and weak U.S. demand will likely restrain exports. Strengthening domestic demand should support growth in personal credit and residential mortgages. The unemployment rate will likely decline moderately this year. The Bank of Canada is expected to begin tightening monetary policy in the summer, which, along with firmer commodity prices, could lift the Canadian dollar to parity with the U.S. dollar.
          As a result of expansionary monetary and fiscal policies, the U.S. economy continues to recover from its worst downturn in seven decades. Housing markets have stabilized in response to record-low mortgage rates and tax incentives. Consumer spending and business investment have increased modestly, while exports continue to strengthen in response to the weak U.S. dollar and firmer global demand. The economy is expected to grow moderately in 2010, but will be restrained by high household debt, ongoing foreclosures and continued weakness in commercial real estate markets. Consumer and business loan demand are expected to improve over the balance of the year but to remain weak. The unemployment rate is projected to remain high in 2010, encouraging the Federal Reserve to maintain overnight rates near zero until the fall. Certain capital markets activities should continue to strengthen as credit markets and the economy improve further.
          This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the first and fourth quarters of 2009 by the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 14% from a year ago and by 2% from the average of the fourth quarter of 2009. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2010
(Canadian $ in millions, except as noted)	vs. Q1-2009	vs. Q4-2009

Canadian/U.S. dollar exchange rate (average)
Current period	1.0587	1.0587
Prior period	1.2271	1.0827
Increased (decreased) revenue	(128)	(18)
Decreased (Increased) expense	70	10
Decreased (Increased) provision for credit losses	31	4
Decreased (increased) income taxes	14	2

Increased (decreased) net income	(13)	(2)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, the hedging activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. Over the course of the current quarter, the U.S. dollar weakened slightly, as the exchange rate decreased from Cdn$1.0819 per U.S. dollar at October 31, 2009 to an average of Cdn$1.0587. As a result, hedging transactions resulted in an after-tax gain of $1 million in the quarter. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was $171 million (see the Non-GAAP Measures section), compared with $159 million in the fourth quarter and negative $219 million in the first quarter of 2009.
          BMO’s average annual total shareholder return for the five-year period ended January 31, 2010 was 3.5%.

6 • BMO Financial Group First Quarter Report 2010

Net Income
Q1 2010 vs Q1 2009
Net income was $657 million for the first quarter of 2010, up $432 million from a year ago. Earnings per share were $1.12, compared with $0.39. Results a year ago included $169 million after tax ($0.32 per share) for a charge related to a Canadian credit protection vehicle, as set out in the Notable Items section that follows at the end of this MD&A.
          Provisions for credit losses were $95 million lower as the U.S. credit environment was weaker a year ago.
          P&C Canada net income increased a strong $88 million or 28%. Earnings increased in each of the personal, commercial and cards segments and there were improved volumes across most businesses with increased net interest margin.
          P&C U.S. net income decreased Cdn$17 million, or by US$12 million to US$16 million. Revenues from improved loan spreads were more than offset by lower deposit spreads, an increase in the impact of impaired loans year over year and the first quarter 2009 reduction of the Visa litigation accrual.
          Private Client Group net income increased $45 million or 68% with stronger earnings across all of our businesses, including $7 million from the inclusion of BMO Life Assurance. Results a year ago included a charge of $17 million ($11 million after tax) associated with the decision to assist some of our U. S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment.
          BMO Capital Markets net income increased $71 million or 40%. There was strong revenue growth, partially offset by higher provisions for credit losses and an increase in employee compensation costs, in line with improved revenue performance. Last year’s results reflected significant charges in respect of the weaker capital markets environment.
          Corporate Services net loss of $124 million was $245 million better than in the prior year, primarily due to improved revenues and reduced provisions for credit losses. There was a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions. There were also mark-to-market gains on hedging activities in the current year, compared to losses in the prior year. These factors were partly offset by lower securitization revenue.
Q1 2010 vs Q4 2009
Net income increased $10 million or 1.4% from the fourth quarter. Provisions for credit losses decreased $53 million.
          P&C Canada net income increased $5 million or 1.5%, driven by volume growth and an improved net interest margin.
          P&C U.S. net income decreased Cdn$6 million, or by US$5 million to US$16 million, due to deposit spread compression and lower gains on sales of mortgages, partially offset by improved loan spreads.
          Private Client Group net income increased $7 million or 8.0%. Revenue improved modestly from the previous quarter as solid growth across most of our businesses was partially offset by a number of small items negatively impacting revenues in the current quarter. Expenses fell slightly from the fourth quarter.
          BMO Capital Markets net income decreased $40 million or 14%. Modest revenue growth was more than offset by higher provisions for credit losses and increased non-interest expense. Expense growth was due in large part to an increase in variable compensation as these costs were lowered in the fourth quarter to align annual variable compensation expense with final compensation awards.

          Corporate Services net loss of $124 million was $44 million better than in the fourth quarter, primarily due to lower provisions for credit losses.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue increased $583 million or 24% from a year ago. The weaker U.S. dollar decreased revenue growth by $128 million or 5.2 percentage points year over year, primarily in BMO Capital Markets and Private Client Group. Revenue was higher in each of the operating groups except P&C U.S., which was modestly lower on a U.S. dollar basis.
          Revenue increased $36 million or 1.2% from the fourth quarter of 2009. The weaker U.S. dollar decreased revenue growth by $18 million or 0.6 percentage points.
          Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $205 million or 15% from a year ago due to strong growth in P&C Canada and Corporate Services. BMO’s overall net interest margin improved 34 basis points to 1.85%. There were increases in P&C Canada, P&C U.S. and Corporate Services. In P&C Canada, the improvement was due mainly to actions taken in 2009 to mitigate the impact of rising long-term funding costs as well as the impact of deposit growth outpacing loan growth. In P&C U.S., the improvement was due to an increase in loan spreads and a decrease in asset levels, partially offset by deposit spread compression. Corporate Services improved net interest income was mainly due to management actions to lower the negative carry on certain asset-liability interest rate positions and to more stable market conditions.
          Average earning assets decreased $20 billion or 5.7% relative to a year ago, or by $2 billion adjusted to exclude the impact of the weaker U.S. dollar. On a Canadian dollar basis, the decrease was driven by a reduction in BMO Capital Markets due mainly to reduced corporate lending and trading assets and lower cash balances. There were also increases in P&C Canada, due to volume growth, and in Private Client Group due mainly to the acquisition of BMO Life Assurance.
          Relative to the fourth quarter, net interest income rose $90 million or 6.2%. The increase was primarily due to higher earnings in BMO Capital Markets, with solid growth in P&C Canada. BMO’s net interest margin improved 12 basis points due to increases in net interest margin in P&C Canada and BMO Capital Markets. P&C Canada’s improvement was due to higher volumes in more profitable products. BMO Capital Markets margin improvement was driven largely by improved trading spreads. Average earning assets decreased $3 billion, due primarily to the impact of the weaker U.S. dollar.

BMO Financial Group First Quarter Report 2010 • 7

Net Interest Margin (teb)*

		Increase	Increase
		(Decrease) vs.	(Decrease) vs.
(In basis points)	Q1-2010	Q1-2009	Q4-2009

P&C Canada	295	24	5
P&C U.S.	327	22	1

Personal and Commercial Client Group	300	23	4
Private Client Group**	281	(141)	(10)
BMO Capital Markets	101	(6)	20
Corporate Services, including Technology and Operations (T&O)***	nm	nm	nm

Total BMO	185	34	12

Total Canadian Retail****	294	3	13

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	PCG’s Q2 2009 acquisition of BMO Life Assurance added assets that earn non-interest revenue, accounting for 123 basis points of the year-over-year reduction in PCG’s net interest margin. Adjusted to exclude the impact of the acquisition, PCG’s net interest margin decreased 18 basis points year over year.
***	Corporate Services net interest income is negative and lowers BMO’s overall net interest margin to a greater degree in 2009 than in 2010.
****	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
nm -	not meaningful

Non-Interest Revenue
Non-interest revenue is detailed in the attached unaudited consolidated financial statements. Non-interest revenue increased $378 million or 34% from a year ago. The improvement was in part attributable to the prior year’s $248 million charge related to the Canadian credit protection vehicle, as outlined in the Notable Items section. The charge was reflected as a $177 million reduction in securities gains (losses) other than trading and a $71 million decrease in trading non-interest revenue.
          There was very strong growth in BMO Capital Markets non-interest revenue primarily due to the first quarter of 2009 charges related to merchant banking assets and the notable item. Investment banking activity continued to increase due to improved economic conditions and lending fees also rose. Trading revenues were at more normal levels than a year ago, reflecting reduced opportunities due to lower market volatility and narrower spreads. Private Client Group non-interest revenue also grew strongly, reflecting the contribution from the BMO Life Assurance acquisition, higher securities and commission fees and increased mutual fund revenues. In addition, results a year ago included charges of $17 million related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment.
          Securitization revenues decreased $92 million from a year ago to $172 million, in line with a $3.7 billion reduction in securitized assets. Revenues included gains of $9 million on the sale of loans for new securitizations, down $17 million from a year ago, and gains of $113 million on sales of loans to revolving securitization vehicles, down $43 million from a year ago. Securitizations have resulted in the recognition of less interest income ($133 million less) in the quarter, as well as reduced credit card fees ($117 million less) and lower provisions for credit losses ($53 million less). The combined impact of securitizing assets in the current and prior periods decreased pre-tax income in the current quarter by $25 million. We securitize loans primarily to obtain alternate sources of cost-effective funding. In the quarter, we securitized $337 million of residential mortgage loans. Securitizations are detailed in Note 3 to the attached unaudited consolidated financial statements.
          Relative to the fourth quarter, non-interest revenue decreased $54 million or 3.5%. The decrease was due to reduced revenues in BMO Capital Markets and Corporate Services. There were lower BMO Capital Markets non-interest trading revenues and lower lending fees, partially offset by investment securities gains and higher merger and acquisition and debt underwriting activity, as well as improved commission revenue. Corporate Services reflected lower securitization income.
Non-Interest Expense
Non-interest expense is detailed in the attached unaudited consolidated financial statements. Non-interest expense decreased $2 million from a year ago to $1,839 million. The weaker U.S. dollar reduced expense growth by $70 million or 3.7 percentage points. Acquired businesses added $23 million of costs. Decreased expenses were reflected in lower salaries expense, due to fewer staff and reductions in severance, and lower computer costs and professional fees. Results a year ago included a $24 million severance charge in BMO Capital Markets. Performance-based compensation was higher due primarily to strength in BMO Capital Markets and Private Client Group results relative to a year ago. Reduced expenses in 2010 in part reflect the continued success of our cost management efforts including a reduction of staff levels, which related to the severance charge we recorded in the second quarter of 2009.
          Cash operating leverage was 23.9% in the current quarter as revenue growth was strong with effective expense control. The cash productivity ratio was 60.5% (58.8% excluding stock-based compensation for employees eligible to retire).
          Non-interest expense increased $60 million or 3.4% from the fourth quarter. Expenses were raised by $51 million of stock-based compensation costs for employees eligible to retire that are recorded annually in the first quarter, partially offset by the $10 million effect of the weaker U.S. dollar. Adjusted for these items, non interest expense increased $19 million, due mainly to an increase in variable compensation, in line with higher revenues, and higher benefits costs. BMO Capital Markets variable compensation costs were lowered in the fourth quarter to align with compensation awards.
          U.S. legislators have proposed charging a Financial Crisis Responsibility Fee on U.S. financial institutions that have assets exceeding a certain threshold. As currently proposed, this levy would apply to some or all of our U.S. operations. It is unclear whether the proposal will be passed into law in its current form, if at all.

8 • BMO Financial Group First Quarter Report 2010

Risk Management
Financial markets continue to recover and consumer and business confidence is gradually being restored. Job losses have slowed and appear to be near an end. Job creation in Canada has been trending upward but at a low rate. In the United States, job creation remains weak and unemployment high, resulting in a continuing drag on the economy. Gross impaired loan formations are showing signs of moderating from fiscal 2009 levels, with negative migration continuing, although at a slower pace. The potential exists for some variability quarter to quarter in the levels of formations and credit migration.
          The most significant risk continues to be higher credit migration across multiple portfolios, especially in the U.S. consumer and U.S. commercial real estate portfolios. Consumer delinquencies in the retail portfolios in Canada are stabilizing but remain at relatively high levels. Losses in the United States remain high but retail portfolios continue to have better credit performance than our U.S. Risk Management Association peers. We anticipate that some sectors, such as U.S. commercial real estate, forest products and manufacturing, will continue to show pressure in 2010. Our outlook remains cautious and we are managing our portfolio accordingly.
          Specific provisions for credit losses in the first quarter of 2010 were $333 million, compared with $386 million in the fourth quarter of 2009 and $428 million in the first quarter of 2009. Specific provisions this quarter represent an annualized 79 basis points of average net loans and acceptances, compared with 89 basis points in the fourth quarter, 90 basis points a year ago and a 39 basis point average over the past five fiscal years.
          On a geographic basis, specific provisions in Canada and other countries were $143 million in the first quarter of 2010, $126 million in the fourth quarter of 2009 and $111 million in the first quarter of 2009. Provisions in the United States for the comparable periods were $190 million, $260 million and $317 million, respectively.
          BMO employs a methodology for segmented client reporting purposes whereby expected credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses over an economic cycle. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.
          Actual credit losses in the first quarter of 2010 by operating group were: $190 million in P&C Canada; $131 million in P&C U.S.; $5 million in PCG; and $60 million in BMO Capital Markets. The P&C Canada losses of $190 million include credit losses of $53 million related to securitized assets which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and are therefore not included in BMO’s $333 million of specific provisions.
          Actual credit losses in the fourth quarter of 2009 by operating group were: $177 million in P&C Canada (which includes losses of $53 million on securitized assets reported as a reduction of non- interest revenue in Corporate Services); $149 million in P&C U.S.; $20 million in PCG; and $93 million in BMO Capital Markets.

          Actual credit losses in the first quarter of 2009 by operating group were: $143 million in P&C Canada (which includes losses of $32 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $192 million in P&C U.S.; $1 million in PCG and $124 million in BMO Capital Markets.
          There was no general provision in the quarter, in the fourth quarter of 2009 or in the comparable quarter a year ago. The increase in the general allowance balance during the quarter was attributable to the acquisition of the Diners Club credit card receivables, offset in part by the change in foreign exchange rates.
          New impaired loan formations totalled $456 million in the quarter, down from $735 million in the preceding quarter and from $712 million in the same quarter a year ago. The U.S. related formations continued to account for over half of BMO’s total new formations. There were $3 million of impaired loan sales in the current quarter, $3 million in the fourth quarter of 2009 and no loan sales in the first quarter a year ago. Total gross impaired loans were $3,134 million at the end of the current reporting period, down from $3,297 million at the end of the fourth quarter but up from $2,666 million in the first quarter of 2009.
          The total allowance for credit losses was $1,943 million, compared with $1,902 million in the preceding quarter. Allowances were comprised of a specific allowance of $613 million and a general allowance of $1,330 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets and is assessed on a quarterly basis.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios which are well diversified. Consumer and commercial loans represented 81.2% of the loan portfolio at the end of the quarter, up from 80.0% in the fourth quarter and 73.1% a year ago. Approximately 87.6% of the total consumer portfolio is comprised of secured loans. Excluding credit card loans, approximately 90.1% of consumer loans are secured.
          In the United States, the consumer portfolio totals US$15.5 billion and is primarily comprised of three main asset classes: residential first mortgages (35%), home equity products (33%) and indirect automobile loans (27%). In the euro zone region, BMO’s exposures to Portugal, Ireland, Italy, Greece and Spain are mostly related to financial institutions and governments for treasury and trade finance products. Overall exposures to these countries are considered manageable.
          BMO’s liquidity and funding and market risk management practices and key measures are outlined on pages 82 to 87 of BMO’s 2009 Annual Report.

BMO Financial Group First Quarter Report 2010 • 9

There have been no significant changes to the levels of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position. During the quarter our liquidity and funding positions strengthened, as reflected by growth in cash resources of $2.6 billion and core deposits of $4.4 billion. Core deposits provide a stable funding base as they are generally less responsive to changes in the market environment than larger institutional deposits. Core deposits are comprised of operating and savings deposits and small fixed-date deposits. During the quarter, global regulators issued a consultative liquidity proposal that will lead to higher liquidity and funding risk management costs if implemented in its current form. BMO is participating along with the other Canadian banks and OSFI in the completion of an international study of the impact of the proposed changes.
          Reductions in positions, along with lower mark-to-market interest rate risk, are the primary reasons for the quarter-over-quarter decrease in our Trading & Underwriting Market Value Exposure (MVE). Effective for fiscal 2010, Earnings Volatility for trading and underwriting portfolios is no longer reported as it is not considered a primary market risk measure. Otherwise, there were no significant changes in our trading and underwriting management practices during the quarter.
          There was no significant change in our structural market risk management practices during the quarter. There was a decrease in structural market risk, largely related to model recalibration, as demonstrated by the reduction in earnings volatility and earnings sensitivity to decreasing interest rates reflected in the attached tables.
          This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q1-2010	Q4-2009	Q1-2009

New specific provisions	401	448	483
Reversals of previously established allowances	(23)	(20)	(19)
Recoveries of loans previously written-off	(45)	(42)	(36)

Specific provision for credit losses	333	386	428
Increase in the general allowance	–	–	–

Provision for credit losses	333	386	428

Specific PCL as a % of average net loans and acceptances (annualized)	0.79%	0.89%	0.90%
PCL as a % of average net loans and acceptances (annualized)	0.79%	0.89%	0.90%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period	3,297	2,913	2,387
Additions to impaired loans & acceptances	456	735	712
Reductions in impaired loans & acceptances (1)	(265)	(16)	58
Write-offs	(354)	(335)	(491)

GIL, End of Period	3,134	3,297	2,666

GIL as a % of gross loans & acceptances	1.83%	1.94%	1.39%
GIL as a % of equity and allowances for credit losses	13.11%	14.06%	11.91%

(1)  Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q1-10 $193MM; Q4-09 $189MM; and Q1-09 $158MM).

10 • BMO Financial Group First Quarter Report 2010

Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended January 31, 2010				As at October 31, 2009
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end

Commodities Risk	(0.4)	(0.6)	(1.4)	(0.3)	(0.7)
Equity Risk	(8.0)	(7.4)	(15.8)	(5.0)	(10.2)
Foreign Exchange Risk	(6.9)	(8.7)	(12.5)	(0.8)	(0.8)
Interest Rate Risk (Mark-to-Market) (1)	(8.7)	(14.3)	(22.5)	(8.7)	(18.4)
Diversification	8.8	14.2	nm	nm	11.4

Comprehensive Risk	(15.2)	(16.8)	(23.1)	(13.1)	(18.7)
Interest Rate Risk (accrual)	(6.4)	(5.5)	(6.9)	(3.9)	(7.3)
Issuer Risk	(2.1)	(2.1)	(3.1)	(1.6)	(1.9)

Total MVE	(23.7)	(24.4)	(31.0)	(18.8)	(27.9)

nm- not meaningful
* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(1) Measures exclude securities in the available-for-sale portfolio. Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	Jan. 31 2010	Oct. 31 2009

Market value exposure (MVE) (pre-tax)	(575.8)	(543.2)
12-month earnings volatility (EV) (after-tax)	(41.2)	(69.0)

* Losses are in brackets. Measured at a 99% confidence interval.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)***

(Canadian equivalent)	Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After-tax)
	Jan. 31 2010	Oct. 31 2009	Jan. 31 2010	Oct. 31 2009

100 basis point increase	(372.2)	(353.2)	13.5	11.0
100 basis point decrease	250.2	254.2	11.9	(75.6)

200 basis point increase	(814.1)	(779.2)	(3.5)	(10.6)
200 basis point decrease	437.0	392.8	15.4	(62.9)

* Losses are in brackets and benefits are presented as positive numbers.
**    For the bank’s Insurance businesses including BMO Life Assurance (the acquired operations of AIG Life Insurance Company of Canada), a 100 basis point increase in interest rates results in an increase in after-tax earnings of $80 million and an increase in before-tax economic value of $239 million. A 100 basis point decrease in interest rates results in a decrease in after-tax earnings of $66 million and a decrease in before-tax economic value of $245 million. These impacts are not reflected in the table above.

Income Taxes
As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The provision for income taxes increased $248 million from the first quarter of 2009 and $19 million from the fourth quarter, to $177 million. The effective tax rate for the quarter was 20.8%, compared with a recovery rate of 41.0% in the first quarter of 2009 and a tax expense rate of 19.2% in the fourth quarter. The higher effective tax rate in the quarter, as compared to the first quarter of 2009, was primarily due to a reduction in the proportion of income from lower-tax-rate jurisdictions, partially offset by higher tax-exempt income. The higher effective tax rate in the quarter, as compared to the fourth quarter of 2009, was primarily due to lower recoveries of prior periods’ income taxes, partially offset by higher tax-exempt income.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $39 million for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.

BMO Financial Group First Quarter Report 2010 • 11

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008

Total revenue	3,025	2,989	2,978	2,655	2,442	2,813	2,746	2,620
Provision for credit losses – specific	333	386	357	372	428	315	434	151
Provision for credit losses – general	–	–	60	–	–	150	50	–
Non-interest expense	1,839	1,779	1,873	1,888	1,841	1,818	1,782	1,680
Net income	657	647	557	358	225	560	521	642

Basic earnings per share ($)	1.12	1.12	0.97	0.61	0.39	1.06	1.00	1.25
Diluted earnings per share ($)	1.12	1.11	0.97	0.61	0.39	1.06	0.98	1.25
Net interest margin on earning assets (%)	1.85	1.73	1.74	1.55	1.51	1.71	1.58	1.47
Effective income tax rate (%)	20.8	19.2	16.4	4.4	(41.0)	(9.2)	(12.2)	16.3
Canadian/U.S. dollar exchange rate (average)	1.06	1.08	1.11	1.24	1.23	1.11	1.01	1.01

Net income:
P&C Canada	403	398	362	340	315	297	297	299
P&C U.S.	17	23	24	22	34	12	28	30

Personal and Commercial Banking	420	421	386	362	349	309	325	329
Private Client Group	113	106	113	72	68	77	119	115
BMO Capital Markets	248	288	344	247	177	291	264	188
Corporate Services, including T&O	(124)	(168)	(286)	(323)	(369)	(117)	(187)	10

BMO Financial Group	657	647	557	358	225	560	521	642

BMO’s quarterly earning trends were reviewed in detail on pages 93 and 94 of the 2009 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the second quarter of fiscal 2008 through the first quarter of fiscal 2010.
          Notable items have affected revenues in BMO Capital Markets in 2008 and 2009. The third quarter of 2008 through the fourth quarter of 2009 reflected charges related to the capital markets environment, with modest charges in the latter half of 2009. BMO Capital Markets results in 2009 were very strong as the trading environment was very favourable. In the first quarter of 2010, reduced volatility and narrower spreads have lowered trading revenues but investment banking activities have improved.
          P&C Canada continued to benefit from strong volume growth over 2009 with favourable movements in market share in a number of key businesses and improvements in personal loyalty scores. In the first quarter of 2010, P&C Canada continued to achieve high year-over-year growth in revenue and net income, with volume growth and improved net interest margin.
          P&C U.S. has operated in a difficult economic environment since 2008 and results in 2009 and 2010 have increasingly been impacted by the effect of impaired loans, which lowers revenues and increases expenses. P&C U.S. results in the fourth quarter of 2008 were affected by the completion of the integration of the Wisconsin acquisitions.
          Private Client Group results reflected stable earnings until the fourth quarter of 2008 when revenue growth slowed on lower managed and administered assets amid challenging market conditions. Asset levels remained low in the first half of 2009 but improved somewhat in the latter half of 2009 and into 2010 as equity markets strengthened. Charges in respect of actions taken to assist some of our U.S. clients in the weak capital markets environment lowered results in the fourth quarter of 2008 and first quarter of 2009. Commencing in the second quarter of 2009, results included BMO Life Assurance.
          Corporate Services results have improved from the first half of 2009 due to decreased provisions for credit losses. Results in the first nine months of 2009 were affected by lower revenues related to the impact of market rate changes on certain asset-liability interest rate positions with the impact lessening over time due to management actions and more stable market conditions. Results were also affected by $118 million of severance costs in the second quarter of 2009.
          The U.S. dollar weakened in the latter half of 2009 and in the first quarter of 2010. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

12 • BMO Financial Group First Quarter Report 2010

Balance Sheet
Total assets of $398.6 billion increased $10.2 billion from October 31, 2009. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $2.2 billion. The $10.2 billion increase primarily reflects higher securities of $8.3 billion, higher cash and cash equivalents of $2.4 billion, higher other assets of $1.2 billion, and increased net loans and acceptances of $1.8 billion. These factors were partially offset by decreases in derivative assets of $2.2 billion and securities borrowed or purchased under resale agreements of $1.5 billion.
          The $8.3 billion increase in securities was primarily due to a $5.8 billion increase in trading securities and a $2.4 billion increase in available-for-sale securities.
          The $2.4 billion increase in cash and cash equivalents was attributable to growth in demand deposits from corporate clients. These deposits have been invested on a short-term basis with the U.S. Federal Reserve.
          The increase in net loans and acceptances of $1.8 billion was due to an increase in residential mortgages of $1.0 billion, higher consumer instalment and other personal loans of $1.0 billion, primarily due to growth in home equity loans, and an increase in credit card loans as a result of the Diners Club acquisition. The growth in the above loans was partially offset by lower loans and acceptances to businesses and governments of $1.0 billion as more corporate clients have accessed the capital markets for long-term funding and have used those funds to pay down bank debt. The acquisition of the Diners Club consumer and commercial credit card balances added $0.3 billion to credit card loans and $0.5 billion to loans to businesses and governments.
          The $2.2 billion decrease in derivative financial assets was primarily due to reductions related to interest rate contracts, credit contracts and commodity contracts, partially offset by an increase related to foreign exchange contracts. There was a comparable reduction in derivative financial liabilities.
          The $1.5 billion decrease in securities borrowed or purchased under resale agreements was a result of a $2.7 billion decrease due to lower trading activity, net of $1.2 billion in new activity following the addition of the Paloma Securities lending team.
          Liabilities and shareholders’ equity increased $10.2 billion from October 31, 2009. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated liabilities by $2.2 billion. The $10.2 billion increase primarily reflects growth in deposits of $4.1 billion, higher securities lent or sold under repurchase agreements of $3.9 billion, higher securities sold but not yet purchased of $3.9 billion and higher shareholders’ equity of $0.4 billion. These factors were partially offset by a decrease in derivative financial liabilities of $1.9 billion and lower subordinated debt of $0.5 billion.
          Deposits by individuals, which account for 41% or $98.4 billion of total deposits, decreased $1.0 billion. Deposits by businesses and governments, which account for 50% or $119.6 billion of total deposits, increased $5.8 billion, with a large portion related to demand deposits from corporate clients, as noted above. Deposits by banks, which account for the remaining 9% or $22.3 billion of total deposits, decreased $0.7 billion.
          The net increase in securities sold but not yet purchased was due to higher trading activities related to market opportunities. Securities lent or sold under repurchase agreements included an increase of $1.2 billion since hiring the Paloma Securities lending team.
          The decrease in subordinated debt was due to the redemption of all of our outstanding 4.0% Series C Medium-Term Notes First Tranche during the quarter.
          The increase in shareholders’ equity of $0.4 billion largely reflects an increase in retained earnings and the issuance of common shares through our dividend reinvestment program and the exercise of stock options.
          Contractual obligations by year of maturity were outlined in Table 20 on page 106 of BMO’s 2009 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

BMO Financial Group First Quarter Report 2010 • 13

Capital Management
At January 31, 2010, BMO’s Tier 1 Capital Ratio was 12.53%, with Tier 1 capital of $20.8 billion and risk-weighted assets (RWA) of $165.7 billion. The ratio remains strong, increasing 29 basis points from 12.24% in the fourth quarter primarily due to growth in net income and lower RWA. Our strong capital position provides flexibility in the execution of our business growth strategies and positions us well for potential regulatory changes in coming years. During the quarter, global regulators issued a consultative document that will lead to higher bank capital requirements if implemented in its current form. BMO is participating along with the other Canadian banks and OSFI in the completion of an international study of the impact of the proposed changes.
          Tier 1 capital increased $292 million from October 31, 2009 primarily due to higher retained earnings, and the issuance of common shares issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.
          RWA decreased $1.5 billion from October 31, 2009 primarily due to the impact of a stronger Canadian dollar, lower corporate and commercial loan volumes and lower trading and bank exposures, partially offset by an increase in retail loans and mortgages.
          BMO’s Total Capital Ratio was 14.82% at January 31, 2010. The ratio decreased 5 basis points from 14.87% in the fourth quarter. Total capital decreased $304 million to $24.6 billion, primarily due to a $500 million redemption of subordinated debt, partially offset by the increase in Tier 1 capital as outlined above. Our Tangible Common Equity to RWA ratio was 9.51%, up from 9.21% at the end of fiscal 2009.
          During the quarter, 3,679,000 shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options, as noted above. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.
          On March 2, 2010, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable May 26, 2010, to shareholders of record on May 3, 2010. Common shareholders who, in lieu of cash, elect to have this dividend reinvested in additional common shares under BMO’s Shareholder Dividend Reinvestment and Share Purchase Plan, will receive a two percent discount from the average market price of the common shares (as defined in the Plan).
          This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q1-2010	Q4-2009

Common shareholders’ equity	17,498	17,132
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 Capital Instruments	2,903	2,907
Non-controlling interest in subsidiaries	26	26
Goodwill and excess intangible assets	(1,584)	(1,569)
Accumulated net after-tax unrealized losses on available-for- sale equity securities	–	(2)

Net Tier 1 Capital	21,414	21,065
Securitization-related deductions	(177)	(168)
Expected loss in excess of allowance – AIRB approach	(85)	(61)
Substantial investments	(398)	(374)

Adjusted Tier 1 Capital	20,754	20,462

Subordinated debt	3,742	4,236
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	2	–
Eligible general allowance for credit losses	313	296

Total Tier 2 Capital	4,857	5,332
Securitization-related deductions	(21)	(7)
Expected loss in excess of allowance – AIRB approach	(85)	(60)
Substantial Investments/Investment in insurance subsidiaries	(950)	(868)

Adjusted Tier 2 Capital	3,801	4,397

Total Capital	24,555	24,859

Risk-Weighted Assets (RWA)
(Canadian $ in millions)	Q1-2010	Q4-2009

Credit risk	141,307	143,098
Market risk	6,385	6,578
Operational risk	17,974	17,525

Total risk-weighted assets	165,666	167,201

Outstanding Shares and Securities Convertible into Common Shares

		Number of shares or
As at February 24, 2010		dollar amount

Common shares		555,543,000
Class B Preferred Shares
Series 5		$200,000,000
Series 13		$350,000,000
Series 14		$250,000,000
Series 15		$250,000,000
Series 16		$300,000,000
Series 18		$150,000,000
Series 21		$275,000,000
Series 23		$400,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US	$300,000,000
Stock options
– vested		11,110,000
– non-vested		7,766,000

(1)  Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Details on share capital are outlined in the 2009 Annual Report in Note 21 to the audited financial statements on pages 144 to 145.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares after December 31, 2005, as “eligible dividends” unless indicated otherwise.

14 • BMO Financial Group First Quarter Report 2010

Credit Rating
During the quarter, Moody’s Investor Service (Moody’s) downgraded the long-term ratings of Bank of Montreal and its subsidiaries one notch to Aa2 from Aa1 and returned BMO’s rating outlook to stable. The ratings of the other three major rating agencies remain unchanged with a stable outlook and, like Moody’s rating, are indicative of high-grade, high-quality issues. They remain: DBRS (AA); Fitch (AA-); and Standard & Poor’s (A+).
Transactions with Related Parties
In the ordinary course of business, we provide certain banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers for these services. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 28 to the audited consolidated financial statements on page 156 of the 2009 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are credit instruments and VIEs, which are described on page 70 of the 2009 Annual Report and in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended January 31, 2010.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2009 audited consolidated financial statements outline our significant accounting policies.
          Pages 71 to 73 of the 2009 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.
Accounting Changes
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010.
          Due to the uncertainty of the extent to which existing standards may change, combined with the uncertainty surrounding the adoption dates of any new or revised standard, we are not in a position to determine the impact of adopting IFRS on either our future financial results or primary capital measures at this time.
          Our enterprise-wide project to transition to IFRS remains on track. We have completed our diagnostic phase, and our implementation and education phase is well advanced. We have also begun detailed planning for the third and final phase of our transition, which is the completion of all integration changes. We will be developing controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for our transition to IFRS in 2012, finalizing our assessment of policy decisions available under IFRS, and developing communication plans for our internal and external stakeholders. Based on existing IFRS, we have not identified the need for any significant modifications to our financial information technology architecture or to existing internal controls over financial reporting and disclosure. However, we continue to closely monitor the work of the IASB on changes to existing IFRS and adjust our project plans to reflect these developments. Page 73 of our 2009 Annual Report contains a discussion of the key elements of our transition plan and the aspects of IFRS that have the potential to be the most significant to the bank. Readers are encouraged to review that discussion for more details.
Select Financial Instruments
Pages 65 to 69 of BMO’s 2009 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.
          BMO’s consumer loans, including our limited exposure to subprime mortgage loans and Alt-A first mortgage loans, were outlined in the annual report. While arrears on our U.S. mortgage loans have increased, the changes are not significant relative to our asset base and the risk in these portfolios is only modestly higher than at October 31, 2009.
          There have been no significant changes to our exposure to leveraged finance loans, monoline insurers, credit derivative product companies and other select financial instruments, including CDOs, or to associated risk levels in the quarter.
          The annual report and note 4 to the attached unaudited consolidated financial statements also outline our exposure to BMO-sponsored securitization vehicles including bank securitization vehicles, Canadian customer securitization vehicles, a U.S. customer securitization vehicle and a Canadian credit protection vehicle. They also outline our exposure to two BMO-managed London-based structured investment vehicles (SIVs). Except as noted below, during the quarter there were no significant changes to our exposure to them or associated risk levels.
          BMO has provided undrawn committed liquidity support facilities of US$4.9 billion (US$5.7 billion at October 31, 2009) to the U.S. customer securitization vehicle. During the quarter, in accordance with the terms of the supporting liquidity agreements, BMO directly funded five of the vehicle’s commercial accounts that were of a weaker credit quality. When BMO directly funds an account, our committed liquidity support facility is reduced accordingly. These five accounts represent commitments of US$296 million, of which US$277 million was drawn at January 31, 2010. One of these accounts, representing exposure of US$99 million, has been classified as impaired, and we established a US$20 million provision for credit losses on this account in the quarter. Subsequent to the quarter end, we directly funded another commercial account representing exposure of US$27 million.

BMO Financial Group First Quarter Report 2010 • 15

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q1-2010

	Q1-2010
				Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,219	87	408	(182)	1,532
Non-interest revenue	448	463	512	70	1,493

Total revenue (teb) (1)	1,667	550	920	(112)	3,025
Provision for credit losses	139	2	78	114	333
Non-interest expense	921	398	500	20	1,839

Income before income taxes and non- controlling interest in subsidiaries	607	150	342	(246)	853
Income taxes (recovery) (teb) (1)	187	37	94	(141)	177
Non-controlling interest in subsidiaries	–	–	–	19	19

Net income Q1-2010	420	113	248	(124)	657

Net income Q4-2009	421	106	288	(168)	647

Net income Q1-2009	349	68	177	(369)	225

Other statistics

Net economic profit	261	87	102	(279)	171
Return on equity	28.1%	34.4%	18.4%	nm	14.3%
Cash return on equity	28.5%	34.9%	18.4%	nm	14.4%
Operating leverage	8.2%	13.7%	21.2%	nm	24.0%
Cash operating leverage	7.9%	13.9%	21.2%	nm	23.9%
Productivity ratio (teb)	55.3%	72.3%	54.4%	nm	60.8%
Cash productivity ratio (teb)	54.9%	72.0%	54.4%	nm	60.5%
Net interest margin on earning assets (teb)	3.00%	2.81%	1.01%	nm	1.85%
Average common equity	5,757	1,290	5,104	5,152	17,303
Average earning assets ($ billions)	161.2	12.3	160.3	(5.0)	328.8
Full-time equivalent staff	19,415	4,675	2,314	9,769	36,173

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2010.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities.
          During the quarter, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. These changes do not have a meaningful impact on the earnings of P&C Canada. Prior periods have been restated to conform to the current presentation.
Note 14 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

16 • BMO Financial Group First Quarter Report 2010

Personal and Commercial Banking (P&C)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2010		vs. Q1-2009		vs. Q4-2009

Net interest income (teb)	1,219	56	5%	18	2%
Non-interest revenue	448	51	13%	(4)	(1%)

Total revenue (teb)	1,667	107	7%	14	1%
Provision for credit losses	139	26	23%	22	20%
Non-interest expense	921	(13)	(1%)	(4)	–

Income before income taxes and non-controlling interest in subsidiaries	607	94	18%	(4)	(1%)
Income taxes (teb)	187	23	13%	(3)	(3%)
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	420	71	20%	(1)	–

Amortization of acquisition-related intangible assets (after tax)	5	(2)	(27%)	(1)	(18%)

Cash net income	425	69	19%	(2)	–

Return on equity	28.1%		6.9%		0.3%
Cash return on equity	28.5%		6.8%		0.3%
Operating leverage	8.2%		nm		nm
Cash operating leverage	7.9%		nm		nm
Productivity ratio (teb)	55.3%		(4.6%)		(0.7%)
Cash productivity ratio (teb)	54.9%		(4.4%)		(0.6%)
Net interest margin on earning assets (teb)	3.00%		0.23%		0.04%
Average earning assets	161,224	(5,101)	(3%)	196	–

nm – not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2010		vs. Q1-2009		vs. Q4-2009

Net interest income (teb)	1,019	96	10%	27	3%
Non-interest revenue	392	54	16%	1	–

Total revenue (teb)	1,411	150	12%	28	2%
Provision for credit losses	120	25	27%	18	20%
Non-interest expense	709	5	1%	3	–

Income before income taxes and non-controlling interest in subsidiaries	582	120	26%	7	1%
Income taxes (teb)	179	32	21%	2	1%
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	403	88	28%	5	1%

Amortization of acquisition-related intangible assets (after tax)	1	1	18%	1	9%

Cash net income	404	89	28%	6	1%

Personal revenue	673	64	10%	8	1%
Commercial revenue	403	52	15%	7	2%
Cards revenue	335	34	12%	13	4%
Operating leverage	11.1%		nm		nm
Cash operating leverage	11.1%		nm		nm
Productivity ratio (teb)	50.3%		(5.5%)		(0.8%)
Cash productivity ratio (teb)	50.2%		(5.6%)		(0.8%)
Net interest margin on earning assets (teb)	2.95%		0.24%		0.05%
Average earning assets	136,881	1,823	1%	1,196	1%

nm – not meaningful
BMO Financial Group First Quarter Report 2010 • 17

Q1 2010 vs Q1 2009
Net income was a strong $403 million, up $88 million or 28% from a year ago.
          Revenue rose $150 million or 12%, driven by volume growth across most products, an improved net interest margin, the inclusion of one month of Diners Club revenues in our financial results, and higher loan and deposit fees. Year-over-year revenue growth was also attributable to mark-to-market investment securities losses in the prior year.
          Net interest margin increased by 24 basis points, driven primarily by actions taken in 2009 to mitigate the impact of rising long-term funding costs as well as the impact of deposit growth outpacing loan growth.
          In the personal banking segment, revenue increased $64 million or 10%, driven by volume growth in higher-spread loans and deposits. Homeowner ReadiLine growth drove personal loan growth of 13% year over year. Market share decreased from the prior year due to actions taken to maintain the quality of the portfolio.
          Our mortgage loan balances decreased from a year ago, due to the runoff of our broker-channel loans and, as expected, mortgage market share decreased from a year ago. Over the long-term, our goal is to grow market share. We are highly focused on improving this business through investments in the sales force and achieving productivity gains while continuing to be prudently attentive to the credit quality of the portfolio.
          Personal deposits increased 5.4% year over year while market share remained stable. The combination of improved performance management, investment in our branch network, simplified product offerings and customers’ preferences for bank deposits in uncertain market conditions contributed to this growth.
          In the commercial banking segment, revenue increased $52 million or 15% due to growth in deposits, actions taken in 2009 to mitigate the impact of rising long-term funding costs, and higher loan and deposit fees. Revenue growth was also attributable to mark-to-market investment securities losses in the prior year. Deposit balances grew 7.7%, reflecting our focus on meeting our customers’ banking needs and our customers’ attraction to the security of bank deposits in the current environment. Loan balances decreased 3.0%, reflective of current economic conditions. Market share decreased slightly from a year ago in a challenging environment. We continue to rank second in Canadian business banking market share of small and mid-size business loans.
          Cards and Payment Services revenue increased $34 million or 12% due to balance growth and spread improvement, as well as the inclusion of one month of Diners Club revenues in our financial results, partially offset by lower card fees.
          Non-interest expense increased a modest $5 million or 0.7%, reflecting higher initiatives and advertising costs, as well as the inclusion of Diners Club, partially offset by lower salaries expense due to reduced staff levels. The group’s cash operating leverage was 11.1%. We continue to invest strategically to improve our competitive position and, mindful of the current economic environment, to tightly manage our operating expenses.
          Average current loans and acceptances, including securitized loans, increased $2.4 billion or 1.7% from a year ago and personal and commercial deposits grew $5.4 billion or 5.8%.
Q1 2010 vs Q4 2009
Net income increased $5 million or 1.5%.
          Revenue increased $28 million or 1.9%, driven by volume growth, an improved net interest margin and the inclusion of Diners Club, partially offset by lower card fees. Net interest margin improved 5 basis points due to higher volumes in more profitable products.
          Provisions for credit losses, on an expected loss basis, increased $18 million due to growth in the portfolio and the impact of credit migration.
          Non-interest expense increased $3 million or 0.3% primarily due to lower capital tax in the prior quarter, higher initiatives costs and the inclusion of Diners Club, partially offset by lower employee costs.
          Average current loans and acceptances, including securitized loans, increased $0.9 billion or 0.7% from the last quarter while personal and commercial deposits increased $0.5 billion or 0.5%.

18 • BMO Financial Group First Quarter Report 2010

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2010		vs. Q1-2009		vs. Q4-2009

Net interest income (teb)	200	(40)	(17%)	(9)	(4%)
Non-interest revenue	56	(3)	(5%)	(5)	(9%)

Total revenue (teb)	256	(43)	(14%)	(14)	(5%)
Provision for credit losses	19	1	5%	4	19%
Non-interest expense	212	(18)	(8%)	(7)	(3%)

Income before income taxes and non-controlling interest in subsidiaries	25	(26)	(50%)	(11)	(28%)
Income taxes (teb)	8	(9)	(48%)	(5)	(29%)
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	17	(17)	(51%)	(6)	(27%)

Amortization of acquisition-related intangible assets (after tax)	4	(3)	(33%)	(2)	(22%)

Cash net income	21	(20)	(48%)	(8)	(26%)

Operating leverage	(6.4%)		nm		nm
Cash operating leverage	(7.3%)		nm		nm
Productivity ratio (teb)	82.6%		5.7%		(1.7%)
Cash productivity ratio (teb)	80.5%		6.4%		(2.2%)
Net interest margin on earning assets (teb)	3.27%		0.22%		0.01%
Average earning assets	24,343	(6,924)	(22%)	(1,000)	(4%)

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	189	(7)	(3%)	(3)	(2%)
Non-interest revenue	53	5	10%	(4)	(7%)

Total revenue (teb)	242	(2)	(1%)	(7)	(3%)
Non-interest expense	200	12	7%	(1)	(1%)
Net Income	16	(12)	(43%)	(5)	(26%)
Average earning assets	22,994	(2,487)	(10%)	(413)	(2%)

nm – not meaningful

Q1 2010 vs Q1 2009
Net income decreased Cdn$17 million or 51% to Cdn$17 million. On a U.S. dollar basis, net income was $16 million, down $12 million or 43% from a year ago. Amounts in the rest of this section are outlined in U.S. dollars. Revenues from improved loan spreads were more than offset by decreased deposit spreads, an increase in the impact of higher impaired loans year over year and the first quarter 2009 reduction of the Visa litigation accrual.
          Cash net income for the quarter was $35 million, adjusting for the impact of impaired loans. The cash productivity ratio was 72.1%, adjusted on the same basis.
          Revenue fell $2 million or 0.8%. Adjusting for the impact of impaired loans, revenue fell $4 million or 1.3%, primarily due to deposit spread compression, largely offset by increases in loan spreads.
          Non-interest expense increased $12 million or 6.6%. Adjusting for the impact of impaired loans, integration costs and changes in the Visa litigation accrual, expenses decreased $1 million or 0.2%, reflecting continued expense management.
Q1 2010 vs Q4 2009
Net income decreased Cdn $6 million or 27% from the prior quarter. On a U.S. dollar basis, net income decreased $5 million or 26% from the prior quarter. Amounts in the rest of this section are outlined in U.S. dollars.
          Revenue decreased $7 million or 3.0%. Adjusting for the impact of impaired loans, revenue decreased $10 million or 3.7%, primarily driven by deposit spread compression and lower gains on the sale of mortgages, partially offset by improved loan spreads.
          Non-interest expense decreased $1 million or 0.9%. Adjusting for the impact of impaired loans and changes in the Visa litigation accrual, expenses decreased $12 million or 5.7%, reflecting lower severance and marketing costs as well as continued expense management.

BMO Financial Group First Quarter Report 2010 • 19

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2010		vs. Q1-2009		vs. Q4-2009

Net interest income (teb)	87	(5)	(6%)	(1)	(1%)
Non-interest revenue	463	76	20%	6	1%

Total revenue (teb)	550	71	15%	5	1%
Provision for credit losses	2	1	40%	1	35%
Non-interest expense	398	4	1%	(5)	(1%)

Income before income taxes	150	66	79%	9	8%
Income taxes (teb)	37	21	+100%	2	7%

Net income	113	45	68%	7	8%

Amortization of acquisition-related intangible assets (after tax)	2	2	+100%	2	+100%

Cash net income	115	47	68%	9	8%

Return on equity	34.4%		10.7%		1.5%
Cash return on equity	34.9%		10.9%		1.6%
Operating leverage	13.7%		nm		nm
Cash operating leverage	13.9%		nm		nm
Productivity ratio (teb)	72.3%		(9.8%)		(1.8%)
Cash productivity ratio (teb)	72.0%		(10.0%)		(2.0%)
Net interest margin on earning assets (teb)	2.81%		(1.41%)		(0.10%)
Average earning assets	12,332	3,650	42%	284	2%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	62	22	54%	2	2%
Non-interest expense	54	2	3%	(3)	(5%)

Net income	5	13	+100%	2	+100%
Cash net income	5	13	+100%	2	+100%
Average earning assets	2,150	(120)	(5%)	(53)	(2%)

nm – not meaningful

Q1 2010 vs Q1 2009
Net income of $113 million increased $45 million or 68% from the same quarter a year ago. Results a year ago included a charge of $17 million ($11 million after tax) related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment. Net income in the current quarter was comprised of $70 million from PCG, excluding insurance, and $43 million from insurance, compared with net income a year ago of $36 million from PCG, excluding insurance, and $32 million from insurance.
          Revenue increased $71 million or 15% due primarily to revenue growth across all of our businesses, in particular full-service investing, mutual funds and North American private banking, and the benefit of our BMO Life Assurance acquisition. Results a year ago included the impact of the previous year’s charge outlined above. Net interest income declined due to lower deposit spreads in our brokerage businesses in the record-low interest rate environment. The weaker U.S. dollar lowered revenue by $11 million.
          Non-interest expense increased $4 million or 1.2%. The BMO Life Assurance acquisition increased expenses by $19 million, including integration costs of $1 million. Operating costs were lowered by continued active expense management, partially offset by higher revenue-based costs in line with higher revenue. The weaker U.S. dollar reduced expenses by $9 million.
          Assets under management and administration benefited from attracting new client assets and improved equity markets, growing $40 billion or 18%, after adjusting to exclude the impact of the weaker U.S. dollar.
Q1 2010 vs Q4 2009
Net income increased $7 million or 8.0% from the fourth quarter due primarily to higher earnings in PCG, excluding insurance.
          Revenue of $550 million improved $5 million or 1.0% as solid growth across most businesses was partially offset by a number of small items negatively impacting revenues in the current quarter, including the effects of the weaker U.S. dollar. Revenue growth was due primarily to higher fee-based revenue in full-service investing, higher trust and investment revenue in North American private banking and higher mutual fund revenue, partially offset by lower commission revenue in the brokerage businesses.
          Non-interest expense decreased $5 million or 1.5% from the previous quarter due to the benefits of continued active expense management, partially offset by stock-based compensation costs for employees eligible to retire that were recognized in the first quarter.
          Assets under management and administration improved by $12 billion or 4.9% due to attracting new client assets and continuing improvement in market conditions.

20 • BMO Financial Group First Quarter Report 2010

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2010		vs. Q1-2009		vs. Q4-2009

Net interest income (teb)	408	(108)	(21%)	70	21%
Non-interest revenue	512	301	+100%	(44)	(8%)

Total revenue (teb)	920	193	27%	26	3%
Provision for credit losses	78	36	83%	37	89%
Non-interest expense	500	25	5%	66	15%

Income before income taxes	342	132	63%	(77)	(18%)
Income taxes (teb)	94	61	+100%	(37)	(28%)

Net income	248	71	40%	(40)	(14%)

Amortization of acquisition-related intangible assets (after tax)	1	1	100%	1	100%

Cash net income	249	72	40%	(39)	(14%)

Trading Products revenue	509	196	63%	15	3%
Investment and Corporate Banking revenue	411	(3)	nm	11	3%
Return on equity	18.4%		8.6%		(1.7%)
Cash return on equity	18.4%		8.6%		(1.7%)
Operating leverage	21.2%		nm		nm
Cash operating leverage	21.2%		nm		nm
Productivity ratio (teb)	54.4%		(10.9%)		5.8%
Cash productivity ratio (teb)	54.4%		(10.9%)		5.9%
Net interest margin on earning assets (teb)	1.01%		(0.06%)		0.20%
Average earning assets	160,253	(30,782)	(16%)	(5,898)	(4%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	362	(123)	(25%)	21	7%
Non-interest expense	190	(4)	(2%)	(16)	(8%)
Net Income	83	(114)	(58%)	14	20%
Average earning assets	53,602	(15,287)	(22%)	(7,391)	(12%)

nm – not meaningful

Q1 2010 vs Q1 2009
Net income was $248 million, up $71 million or 40% from a year ago. There was strong revenue growth, partially offset by higher provisions for credit losses and an increase in employee compensation costs in line with improved revenue performance. ROE was 18.4%, up from 9.8% a year ago.
          Revenue increased $193 million or 27% to $920 million. Our revenue growth was sustained by our continued client focus and maintaining a diversified portfolio of businesses. Non-interest revenues increased significantly as the prior year included large losses related to our Canadian credit protection vehicle. Results a year ago also included charges related to our merchant banking investments, compared to gains in the current quarter. Investment banking activity continued to improve due to better economic conditions and lending fees have also increased. In contrast, trading revenues are down from the prior year due to lower market volatility and narrower spreads. The weaker U.S. dollar decreased revenues by $68 million relative to a year ago.
          Net interest income has also decreased due to more normal revenue levels from our interest-rate-sensitive businesses as well as lower corporate banking net interest income from reduced asset levels. Global treasury management revenues were also down, primarily due to lower client deposits. Net interest margin decreased by 6 basis points to 1.01%, largely as a result of tighter spreads in our interest-rate-sensitive businesses.
          Non-interest expense increased $25 million or 5.4% mainly due to higher employee variable compensation, consistent with improved revenue performance. The weaker U.S. dollar decreased expenses by $27 million relative to a year ago.
Q1 2010 vs Q4 2009
Net income decreased $40 million or 14%. Modest revenue growth was more than offset by higher provisions for credit losses and expense growth.
          Revenue was $26 million or 3.0% higher than in the preceding quarter due to increases in investment securities gains and merger and acquisition and debt underwriting activity. Commission revenue also improved. Trading revenues were relatively unchanged from the previous quarter as the increase in trading net interest income was offset by the decrease in trading non-interest revenue. Corporate banking net interest income increased slightly, while lending fees were down. The weaker U.S. dollar decreased revenues by $10 million.
          Non-interest expense was $66 million or 15% higher due to increased employee compensation costs, as these costs were lowered in the preceding quarter to align annual variable compensation expense with final compensation rewards. In addition, the current quarter employee expenses were raised by stock-based compensation costs for employees eligible to retire, which are recorded annually in the first quarter. The weaker U.S. dollar decreased expenses by $4 million.

BMO Financial Group First Quarter Report 2010 • 21

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2010		vs. Q1-2009		vs. Q4-2009

Net interest income (teb)	(182)	262	59%	3	1%
Non-interest revenue	70	(50)	(41%)	(12)	(15%)

Total revenue (teb)	(112)	212	65%	(9)	(10%)
Provision for credit losses	114	(158)	(58%)	(113)	(49%)
Non-interest expense	20	(18)	(51%)	3	21%

Loss before income taxes and non-controlling interest in subsidiaries	246	(388)	(61%)	(101)	(29%)
Income tax recovery (teb)	141	(143)	(51%)	(57)	(29%)
Non-controlling interest in subsidiaries	19	–	–	–	–

Net loss	124	(245)	(66%)	(44)	(25%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(35)	88	72%	(5)	(19%)
Provision for credit losses	107	(117)	(52%)	(92)	(47%)
Non-interest expense	(20)	(4)	(32%)	(4)	(20%)
Income tax recovery (teb)	50	(78)	(62%)	(32)	(42%)
Net loss	77	(131)	(63%)	(58)	(42%)

Corporate Services
Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, corporate finance, legal and compliance, communications and human resources. Operating results include revenues and expenses associated with certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments and the impact of our expected loss provisioning methodology.
          Corporate Services is charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          There was a net loss of $124 million in the quarter, which was $245 million or 66% better than in the prior year. Revenues improved $212 million or 65%. The improvement was mainly due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions as well as mark-to-market gains on hedging activities in the current year compared to losses in the prior year. These factors were partly offset by lower securitization revenue. Provisions for credit losses were better by $158 million as a result of lower provisions charged to Corporate under BMO’s expected loss provisioning methodology.
          The net loss in the current quarter was $44 million better than the loss of $168 million in the fourth quarter of 2009. Revenues were $9 million lower primarily due to a reduction in mark-to-market gains on hedging activities. Provisions for credit losses were better by $113 million while expenses were $3 million higher.

22 • BMO Financial Group First Quarter Report 2010

Notable Items

(Canadian $ in millions, except as noted)	Q1-2010	Q4-2009	Q1-2009

Charges related to deterioration in capital markets environment	–	50	248
Related income taxes	–	16	79

Net impact of notable items	–	34	169

Notable Items
As noted in the Annual Report, we chose to redefine notable items for fiscal 2009. Notable items identified for prior quarters align accordingly.
Q1 2010
No charges in respect of the capital markets environment have been designated as notable items this quarter in light of the relative insignificance of the amounts.
Q4 2009
We recorded a charge of $50 million ($34 million after tax and $0.06 per share) in respect of the Canadian credit protection vehicle Apex. This charge and a small net charge in respect of credit default swaps that mitigate credit exposure in the loan portfolio were largely offset by favourable credit valuation adjustments.
The $50 million charge was reflected in non-interest trading revenue.
Q1 2009
In the first quarter of 2009, BMO recorded charges of $248 million ($169 million after tax and $0.32 per share) in respect of the capital markets environment comprised of charges related to Apex.
The $248 million of charges outlined above reduced non-interest trading revenue ($71 million) and investment securities gains ($177 million).

BMO Financial Group First Quarter Report 2010 • 23

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2010	Q4-2009	Q1-2009

Total non-interest expense (a)	1,839	1,779	1,841
Amortization of acquisition-related intangible assets (note 1)	(8)	(10)	(10)

Cash-based non-interest expense (b) (note 2)	1,831	1,769	1,831

Net income	657	647	225
Amortization of acquisition-related intangible assets, net of income taxes	7	8	8

Cash net income (note 2)	664	655	233
Preferred share dividends	(35)	(38)	(23)
Charge for capital (note 2)	(458)	(458)	(429)

Net economic profit (note 2)	171	159	(219)

Revenue (c)	3,025	2,989	2,442
Revenue growth (%) (d)	23.9	6.3	20.5
Productivity ratio (%) ((a/c) x 100)	60.8	59.5	75.4
Cash productivity ratio (%) ((b/c) x 100) (note 2)	60.5	59.2	75.0
Non-interest expense growth (%) (e)	(0.1)	(2.2)	14.1
Cash-based non-interest expense growth (%) (f) (note 2)	–	(2.0)	14.1
Operating leverage (%) (d-e)	24.0	8.5	6.4
Cash operating leverage (%) (d-f) (note 2)	23.9	8.3	6.4
EPS (uses net income) ($)	1.12	1.11	0.39
Cash EPS (note 1) (uses cash net income) ($) (note 2)	1.13	1.13	0.40

Note 1: The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.
Note 2: These are non-GAAP amounts or non-GAAP measures.
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate that certain amounts or measures exclude the effects of items but we generally do so in conjunction with disclosure of the nearest GAAP measure and provide details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to reflect ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule on the preceding page that summarizes notable items that have affected results in the reporting periods.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.

24 • BMO Financial Group First Quarter Report 2010

Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2010	2009	2009	2009	2009

Interest, Dividend and Fee Income
Loans	$1,763	$1,835	$1,920	$1,955	$2,250
Securities	518	448	494	665	820
Deposits with banks	17	19	23	48	96

	2,298	2,302	2,437	2,668	3,166

Interest Expense
Deposits	559	672	789	1,097	1,483
Subordinated debt	29	32	24	30	49
Capital trust securities and preferred shares	20	20	20	19	21
Other liabilities	158	136	138	187	286

	766	860	971	1,333	1,839

Net Interest Income	1,532	1,442	1,466	1,335	1,327
Provision for credit losses (Note 2)	333	386	417	372	428

Net Interest Income After Provision for Credit Losses	1,199	1,056	1,049	963	899

Non-Interest Revenue
Securities commissions and fees	263	250	240	235	248
Deposit and payment service charges	200	205	206	204	205
Trading revenues	126	163	273	63	224
Lending fees	142	149	140	148	119
Card fees	35	29	35	33	24
Investment management and custodial fees	88	87	85	84	88
Mutual fund revenues	133	128	119	106	114
Securitization revenues	172	201	202	262	264
Underwriting and advisory fees	122	116	101	103	77
Securities gains (losses), other than trading	47	14	(12)	(42)	(314)
Foreign exchange, other than trading	21	14	1	25	13
Insurance income	82	86	85	64	60
Other	62	105	37	35	(7)

	1,493	1,547	1,512	1,320	1,115

Net Interest Income and Non-Interest Revenue	2,692	2,603	2,561	2,283	2,014

Non-Interest Expense
Employee compensation (Note 8)	1,111	1,047	1,122	1,129	1,087
Premises and equipment	308	302	313	339	327
Amortization of intangible assets	50	50	48	54	51
Travel and business development	72	81	73	73	82
Communications	50	58	55	57	51
Business and capital taxes	11	(3)	19	13	15
Professional fees	77	97	91	82	92
Other	160	147	162	141	136

	1,839	1,779	1,883	1,888	1,841

Restructuring Reversal	–	–	(10)	–	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	853	824	688	395	173
Provision for (Recovery of) income taxes	177	158	112	18	(71)

	676	666	576	377	244
Non-controlling interest in subsidiaries	19	19	19	19	19

Net Income	$657	$647	$557	$358	$225

Preferred share dividends	$35	$38	$33	$26	$23
Net income available to common shareholders	$622	$609	$524	$332	$202
Average common shares (in thousands)	553,992	550,495	547,134	543,634	520,020
Average diluted common shares (in thousands)	557,311	554,151	549,968	544,327	523,808

Earnings Per Share (Canadian $)
Basic	$1.12	$1.12	$0.97	$0.61	$0.39
Diluted	1.12	1.11	0.97	0.61	0.39
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2010 • 25

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2010	2009	2009	2009	2009

Assets
Cash and Cash Equivalents	$12,341	$9,955	$10,758	$10,247	$16,951

Interest Bearing Deposits with Banks	3,563	3,340	3,809	3,985	9,439

Securities
Trading	64,874	59,071	66,152	66,704	61,752
Available-for-sale	52,690	50,303	42,559	39,295	35,189
Other	1,506	1,439	1,436	1,501	1,517

	119,070	110,813	110,147	107,500	98,458

Securities Borrowed or Purchased Under Resale Agreements	34,498	36,006	45,250	38,521	32,283

Loans
Residential mortgages	46,535	45,524	48,760	48,052	50,107
Consumer instalment and other personal	46,813	45,824	44,466	44,316	44,355
Credit cards	3,324	2,574	2,383	2,100	2,105
Businesses and governments	67,690	68,169	70,705	77,271	84,557

	164,362	162,091	166,314	171,739	181,124
Customers’ liability under acceptances	7,169	7,640	9,042	9,736	10,716
Allowance for credit losses (Note 2)	(1,943)	(1,902)	(1,798)	(1,825)	(1,741)

	169,588	167,829	173,558	179,650	190,099

Other Assets
Derivative instruments	45,702	47,898	59,580	77,473	81,985
Premises and equipment	1,628	1,634	1,642	1,684	1,709
Goodwill	1,584	1,569	1,551	1,670	1,706
Intangible assets	712	660	647	671	676
Other	9,937	8,754	8,419	10,844	9,868

	59,563	60,515	71,839	92,342	95,944

Total Assets	$398,623	$388,458	$415,361	$432,245	$443,174

Liabilities and Shareholders’ Equity
Deposits
Banks	$22,318	$22,973	$23,211	$27,874	$31,422
Businesses and governments	119,568	113,738	122,269	118,205	133,388
Individuals	98,413	99,445	99,473	101,090	99,770

	240,299	236,156	244,953	247,169	264,580

Other Liabilities
Derivative instruments	42,867	44,765	58,570	75,070	77,764
Acceptances	7,169	7,640	9,042	9,736	10,716
Securities sold but not yet purchased	15,953	12,064	12,717	14,131	16,327
Securities lent or sold under repurchase agreements	50,226	46,312	48,816	46,170	36,012
Other	16,592	15,938	16,149	14,708	12,969

	132,807	126,719	145,294	159,815	153,788

Subordinated Debt (Note 9)	3,742	4,236	4,249	4,379	4,389

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 10)	8,939	8,769	8,626	8,099	7,676
Contributed surplus	89	79	78	77	76
Retained earnings	11,981	11,748	11,525	11,391	11,434
Accumulated other comprehensive income (loss)	(384)	(399)	(514)	165	81

	20,625	20,197	19,715	19,732	19,267

Total Liabilities and Shareholders’ Equity	$398,623	$388,458	$415,361	$432,245	$443,174

The accompanying notes are an integral part of these interim consolidated financial statements.

26 • BMO Financial Group First Quarter Report 2010

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2010	2009

Net income	$657	$225
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(23)	66
Net change in unrealized gains on cash flow hedges	85	192
Net gain (loss) on translation of net foreign operations	(47)	74

Total Comprehensive Income	$672	$557

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2010	2009

Preferred Shares
Balance at beginning of period	$2,571	$1,746
Issued during the period (Note 10)	–	150

Balance at End of Period	2,571	1,896

Common Shares
Balance at beginning of period	6,198	4,773
Issued during the period (Note 10)	–	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	126	35
Issued under the Stock Option Plan	44	10

Balance at End of Period	6,368	5,818

Treasury shares (Note 10)	–	(38)

Contributed Surplus
Balance at beginning of period	79	69
Stock option expense/exercised	10	5
Premium on treasury shares	–	2

Balance at End of Period	89	76

Retained Earnings
Balance at beginning of period	11,748	11,632
Net income	657	225
Dividends – Preferred shares	(35)	(23)
– Common shares	(389)	(378)
Share issue expense	–	(22)

Balance at End of Period	11,981	11,434

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	480	(74)
Unrealized losses on available-for-sale securities arising during the period (net of income tax recovery of $9 and $20)	(21)	(44)
Reclassification to earnings of losses in the period (net of income tax (provision) recovery of less than $1 and $(52))	(2)	110

Balance at End of Period	457	(8)

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	14	258
Gains on cash flow hedges arising during the period (net of income tax provision of $(26) and $(78))	77	193
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax (provision) recovery of $(6) and less than $1)	8	(1)

Balance at End of Period	99	450

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(893)	(435)
Unrealized gain (loss) on translation of net foreign operations	(141)	228
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(39) and $66)	94	(154)

Balance at End of Period	(940)	(361)

Total Accumulated Other Comprehensive Income (Loss)	(384)	81

Total Shareholders’ Equity	$20,625	$19,267

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2010 • 27

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2010	2009

Cash Flows from Operating Activities
Net income	$657	$225
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	18	241
Net (gain) loss on securities, other than trading	(65)	73
Net (increase) decrease in trading securities	(6,000)	4,880
Provision for credit losses	333	428
(Gain) on sale of securitized loans (Note 3)	(122)	(182)
Change in derivative instruments – (Increase) decrease in derivative asset	1,637	(16,068)
– Increase (decrease) in derivative liability	(1,409)	17,178
Amortization of premises and equipment	65	65
Amortization of intangible assets	50	51
Net (increase) decrease in future income taxes	21	(130)
Net (increase) in current income taxes	(660)	(21)
Change in accrued interest – Decrease in interest receivable	101	208
– Decrease in interest payable	(268)	(137)
Changes in other items and accruals, net	272	(513)
(Gain) on sale of land and buildings	(4)	–

Net Cash Provided by (Used in) Operating Activities	(5,374)	6,298

Cash Flows from Financing Activities
Net increase in deposits	5,572	4,919
Net increase (decrease) in securities sold but not yet purchased	3,926	(2,588)
Net increase in securities lent or sold under repurchase agreements	4,227	3,382
Repayment of subordinated debt (Note 9)	(500)	(140)
Redemption of preferred share liability (Note 10)	–	(250)
Proceeds from issuance of preferred shares (Note 10)	–	150
Proceeds from issuance of common shares (Note 10)	44	1,010
Share issue expense	–	(22)
Cash dividends paid	(298)	(366)

Net Cash Provided by Financing Activities	12,971	6,095

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(261)	2,523
Purchases of securities, other than trading	(8,045)	(11,860)
Maturities of securities, other than trading	2,322	4,030
Proceeds from sales of securities, other than trading	2,797	5,711
Net (increase) in loans	(2,517)	(5,498)
Proceeds from securitization of loans (Note 3)	333	4,637
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,154	(4,079)
Proceeds from sales of land and buildings	5	–
Premises and equipment – net purchases	(54)	(41)
Purchased and developed software – net purchases	(43)	(46)
Acquisitions (Note 7)	(898)	(6)

Net Cash Used in Investing Activities	(5,207)	(4,629)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4)	53

Net Increase in Cash and Cash Equivalents	2,386	7,817
Cash and Cash Equivalents at Beginning of Period	9,955	9,134

Cash and Cash Equivalents at End of Period	$12,341	$16,951

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$11,341	$15,537
Cheques and other items in transit, net	1,000	1,414

	$12,341	$16,951

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,039	$1,970
Amount of income taxes paid in the period	$810	$140

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

28 • BMO Financial Group First Quarter Report 2010

Notes to Consolidated Financial Statements
January 31, 2010 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2009 as set out on pages 114 to 164 of our 2009 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2009.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in
A continuity of our allowance for credit losses is as follows:
other liabilities in our Consolidated Balance Sheet. As at January 31, 2010 and 2009, there was no allowance for credit losses related to other credit instruments included in other liabilities.

(Canadian $ in millions)
			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Specific Allowance at beginning of period	$33	$13	$51	$2	$507	$411	$5	$–	$596	$426
Provision for credit losses	6	3	164	129	158	296	5	–	333	428
Recoveries	–	–	32	28	13	8	–	–	45	36
Write-offs	(2)	–	(191)	(158)	(161)	(333)	–	–	(354)	(491)
Foreign exchange and other	–	–	–	–	(7)	8	–	–	(7)	8

Specific Allowance at end of period	37	16	56	1	510	390	10	–	613	407

General Allowance at beginning of period	18	8	266	242	968	1,030	54	41	1,306	1,321
Provision for credit losses	5	13	44	16	(40)	(28)	(9)	(1)	–	–
Foreign exchange and other (1)	–	–	24	–	–	13	–	–	24	13

General Allowance at end of period	23	21	334	258	928	1,015	45	40	1,330	1,334

Total Allowance	$60	$37	$390	$259	$1,438	$1,405	$55	$40	$1,943	$1,741

(1)	Included in the credit cards, consumer instalment and other personal loans and the business and government loans categories at January 31, 2010 are $24 million and $9 million, respectively, related to the acquisition of the net cardholder receivables of the Diners Club North American franchise (see Note 7).

Note 3: Securitization
The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three months ended January 31, 2010 and 2009:

(Canadian $ in millions)
	Residential mortgages		Credit card loans		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009	2010	2009

Net cash proceeds (1)	$331	$4,617	$–	$–	$331	$4,617
Investment in securitization vehicles (2)	–	–	–	–	–	–
Deferred purchase price	18	89	–	–	18	89
Servicing liability	(3)	(20)	–	–	(3)	(20)

	346	4,686	–	–	346	4,686
Loans sold	337	4,660	–	–	337	4,660

Gain on sale of loans from new securitizations	$9	$26	$–	$–	$9	$26

Gain on sale of loans sold to revolving securitization vehicles	$18	$40	$95	$116	$113	$156

(1)	Net cash proceeds represent cash proceeds less issuance costs.

(2)	Includes credit card securities retained on-balance sheet by the bank.

BMO Financial Group First Quarter Report 2010 • 29

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:

	Residential mortgages		Credit card loans (1)
	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009

Weighted-average life (years)	4.87	3.15	1.00	1.00
Prepayment rate (%)	16.00	25.37	36.52	38.47
Interest rate (%)	4.19	4.21	21.47	21.43
Expected credit losses (2)	–	–	4.45	2.76
Discount rate (%)	2.87	3.25	9.23	10.05

(1)	There were no credit card securitization transactions in the three months ended January 31, 2010 and 2009.

(2)	As the residential mortgages are fully insured, there are no expected credit losses.

Note 4: Variable Interest Entities
Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table which are described in further detail below. For additional information on our VIEs, refer to Note 9 on pages 127 to 129 of our 2009 Annual Report.

(Canadian $ in millions)		January 31, 2010					October 31, 2009
						Total						Total
	Maximum exposure to loss					assets	Maximum exposure to loss					assets
		Drawn						Drawn
		facilities						facilities
	Undrawn	and loans	Securities	Derivative			Undrawn	and loans	Securities	Derivative
	facilities (1)	provided (2)	held	assets	Total		facilities (1)	provided (2)	held	assets	Total

Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	$5,018	$–	$104	$36	$5,158	$4,926	$5,819	$–	$328	$44	$6,191	$5,674
U.S. customer securitization vehicle	5,228	442	–	2	5,672	4,685	6,214	158	–	2	6,374	4,943
Bank securitization vehicles (3)	5,100	–	645	99	5,844	9,469	5,100	–	625	94	5,819	9,719
Credit protection vehicle – Apex (4)(5)	1,030	–	924	948	2,902	2,202	918	112	833	1,236	3,099	2,322
Structured investment vehicles (6)	241	6,844	–	11	7,096	6,859	247	7,230	–	12	7,489	6,968
Structured finance vehicles	n/a	n/a	1,799	–	1,799	2,647	n/a	n/a	1,762	–	1,762	2,451
Capital and funding trusts	43	12	2	–	57	1,270	43	12	2	–	57	1,270

Total	$16,660	$7,298	$3,474	$1,096	$28,528	$32,058	$18,341	$7,512	$3,550	$1,388	$30,791	$33,347

Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	$641	$–	$628	$–	$1,269	$628	$733	$–	$719	$–	$1,452	$719
Structured finance vehicles	n/a	n/a	53	–	53	53	n/a	n/a	54	–	54	54
Capital and funding trusts	9,234	1,766	880	44	11,924	4,857	9,013	1,987	880	45	11,925	5,190

Total	$9,875	$1,766	$1,561	$44	$13,246	$5,538	$9,746	$1,987	$1,653	$45	$13,431	$5,963

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities to our Canadian customer securitization vehicles related to credit support as at January 31, 2010 and October 31, 2009. Backstop liquidity facilities to our U.S. customer securitization vehicle include credit support and are discussed in Note 6.

(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.

(3)	Securities held in our bank securitization vehicles are comprised of $80 million of commercial paper classified as trading securities ($55 million in 2009), and $293 million of deferred purchase price ($293 million in 2009) and $272 million of asset-backed securities ($277 million in 2009) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.

(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties which are also classified as trading instruments.

(5)	Securities held are classified as trading securities and have a face value of $1,415 million. A third party holds its exposure to Apex through a total return swap with us on $600 million of these securities as at January 31, 2010 and October 31, 2009. During the year ended October 31, 2009, we hedged our exposure to the remaining $815 million of notes through a credit default swap.

(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. Our exposure was $nil as at January 31, 2010 and the year ended October 31, 2009.

(7)	Total assets held as at January 31, 2010 are comprised of a loan of $481 million ($560 million as at October 31, 2009) and $147 million of other assets ($159 million in 2009).

n/a – not applicable

U.S. Customer Securitization Vehicle
Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. Included in our exposure are backstop liquidity facilities that we provide. We use our credit adjudication process in deciding whether to extend the backstop liquidity facility just as we do when extending credit in the form of a loan. During the quarter ended January 31, 2010, we provided funding of US$277 million in accordance with the terms of these liquidity facilities. Subsequent to quarter end, an additional US$27 million of funding was provided in accordance with the term of these liquidity facilities. The amount outstanding related to funding previously advanced was $145 million (US$136 million) as at January 31, 2010. These amounts are included in the preceding table.

30 • BMO Financial Group First Quarter Report 2010

Note 5: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities

A continuity of the transferred securities is as follows:
for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

(Canadian $ in millions)	For the three months ended
	January 31, 2010	October 31, 2009	July 31, 2009	April 30, 2009	January 31, 2009

Fair value of securities at beginning of period	$1,378	$1,493	$1,732	$1,737	$1,955
Net (sales/maturities) purchases	(343)	(162)	(175)	(54)	(222)
Fair value change recorded in Other Comprehensive Income	38	46	62	93	31
Other than temporary impairment recorded in income	(9)	(18)	(23)	(8)	(50)
Impact of foreign exchange	(26)	19	(103)	(36)	23

Fair value of securities at end of period	$1,038	$1,378	$1,493	$1,732	$1,737

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. Our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)
	Available-for-sale securities		Trading securities		Fair value liabilities		Derivative assets		Derivative liabilities
	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Valued using quoted market prices	$38,051	$35,590	$60,058	$55,401	$15,953	$12,064	$1,474	$1,881	$808	$813
Valued using internal models (with observable inputs)	12,382	12,271	4,491	3,184	3,257	2,473	43,739	45,438	41,883	43,779
Valued using internal models (without observable inputs)	2,257	2,442	325	486	–	–	489	579	176	173

Total	$52,690	$50,303	$64,874	$59,071	$19,210	$14,537	$45,702	$47,898	$42,867	$44,765

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     As at January 31, 2010, within available-for-sale securities is deferred purchase price of $699 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price based on expected future cash flows that are driven by prepayment rate and interest rate assumptions. The determination of the interest rate (excess spread) used in the discounted cash flow model has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $97 million and $(97) million, respectively.
     Within trading securities was $192 million of commercial mortgage-backed securities designated as trading under the fair value option. We have determined the valuation of these securities based on expected discounted cash flows. The determination of the market yields used in the discounted cash flow model has the most significant impact on the valuation of the securities. The impact of assuming a 50 basis points increase or decrease in the market yield would result in a change in fair value of $(4) million and $4 million, respectively.
     Within derivative assets and derivative liabilities as at January 31, 2010 was $478 million and $57 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.
Financial Liabilities Designated as Held for Trading
A portion of our structured note liabilities have been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $26 million for the quarter ended January 31, 2010, including a charge of $6 million attributable to changes in our credit spread (an increase in non-interest revenue, trading revenues of $53 million and a charge of $158 million, respectively for the twelve months ended October 31, 2009). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
     The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to January 31, 2010 was an unrealized loss of $49 million. Starting in 2009, we hedged the exposure to changes in our credit spreads and have recorded $160 million of gains on these hedging instruments since inception.
     The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at January 31, 2010 were $3,257 million and $3,488 million, respectively ($3,073 million and $3,377 million, respectively, as at October 31, 2009).

BMO Financial Group First Quarter Report 2010 • 31

Note 6: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,673 million as at January 31, 2010 ($11,384 million as at October 31, 2009). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
     No amount was included in our Consolidated Balance Sheet as at January 31, 2010 and 2009 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
The maximum amount payable under these backstop and other liquidity facilities totalled $17,464 million as at January 31, 2010 ($19,108 million as at October 31, 2009). As at January 31, 2010, $514 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($185 million as at October 31, 2009), of which $442 million (US$413 million) ($158 million or US$146 million as at October 31, 2009) related to the U.S. customer securitization vehicle discussed in Note 4.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.
Senior Funding Facilities
We provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at January 31, 2010, $6,844 million was drawn ($7,342 million as at October 31, 2009), in accordance with the terms of the funding facilities related to the SIVs and credit protection vehicle discussed in Note 4.
     In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at January 31, 2010 and October 31, 2009.

Note 7: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Diners Club
On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $882 million, subject to a post-closing adjustment based on net assets. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years. Goodwill related to this acquisition is deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.
Paloma Securities L.L.C. (“Paloma”)
On December 23, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million and hired their global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This acquisition is part of our BMO Capital Markets reporting segment.
Integra GRS (“Integra”)
On November 23, 2009, we completed the acquisition of the record keeping business of Integra, a wholly owned subsidiary of Integra Capital Management Corporation for cash consideration of $13 million, plus contingent consideration of up to $4 million based on revenue to be generated in the future. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.

32 • BMO Financial Group First Quarter Report 2010

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)

	Diners Club	Paloma	Integra

Cash resources	$–	$–	$–
Securities	–	–	–
Loans	931	–	–
Premises and equipment	–	–	–
Goodwill	11	7	5
Intangible assets	58	–	8
Other assets	8	–	–

Total assets	1,008	7	13

Other liabilities	126	–	–

Total liabilities	126	–	–

Purchase price	$882	$7	$13

The allocation of the purchase price for Diners Club, Paloma and Integra is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 8: Employee Compensation
Stock Options
During the quarter ended January 31, 2010, we granted a total of 1,737,204 stock options. The weighted-average fair value of options granted during the quarter ended January 31, 2010 was $9.97 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the three months ended January 31, 2010

Expected dividend yield	6.6%
Expected share price volatility	27.5%
Risk-free rate of return	2.9%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009

Benefits earned by employees	$33	$30	$5	$4
Interest cost on accrued benefit liability	64	66	14	12
Actuarial loss recognized in expense	18	19	1	–
Amortization of plan amendment costs	4	3	(2)	(2)
Expected return on plan assets	(71)	(61)	(1)	(2)

Benefits expense	48	57	17	12
Canada and Quebec pension plan expense	14	14	–	–
Defined contribution expense	2	2	–	–

Total pension and other employee future benefit expenses	$64	$73	$17	$12

Note 9: Subordinated Debt
During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.

Note 10: Share Capital
During the quarter ended January 31, 2010, we did not issue or redeem any preferred shares.
     During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of $1.0 billion.
      During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.

BMO Financial Group First Quarter Report 2010 • 33

     During the quarter ended January 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
On November 19, 2009, we announced that we had obtained all required approvals from the Office of Superintendent of Financial Institutions (“OSFI”) and the Toronto Stock Exchange to renew our normal course issuer bid. This will allow us to repurchase up to 15,000,000 of our common shares during the period from December 2, 2009 to December 1, 2010.
     We did not repurchase any common shares under the existing normal course issuer bid that expires on December 1, 2010 and pursuant to which we are permitted to purchase up to 15,000,000 common shares.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)			January 31, 2010
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–
Class B – Series 21	11,000,000	275	–
Class B – Series 23	16,000,000	400	–

		2,571
Common Shares	555,395,343	6,368

Share Capital		$8,939

Stock options issued under stock option plan		n/a	19,057,503 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2009 on pages 144 to 148 of our 2009 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.

n/a – not applicable

Note 11: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.
We have met our capital targets as at January 31, 2010. Our capital position as at January 31, 2010 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 12: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Key measures as at January 31, 2010 are outlined in the Risk Management section on pages 9 to 11 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

34 • BMO Financial Group First Quarter Report 2010

Note 13: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)

	January 31,	January 31,
For the three months ended	2010	2009

Net Income – Canadian GAAP	$657	$225
United States GAAP adjustments	(6)	78

Net Income – United States GAAP	$651	$303

Earnings Per Share
Basic – Canadian GAAP	$1.12	$0.39
Basic – United States GAAP	1.11	0.54
Diluted – Canadian GAAP	1.12	0.39
Diluted – United States GAAP	1.11	0.54

Convertible Debt Instruments
During the quarter ended January 31, 2010, we adopted new United States guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. This guidance requires that we account for the liability and equity components separately. This new guidance did not have any impact on our United States GAAP reconciliation because we do not have any convertible debt instruments, as all of our convertible preferred shares and capital trust securities are classified as equity instruments under United States GAAP.
Non-controlling Interests in Consolidated Financial Statements
During the quarter ended January 31, 2010, we adopted the new FASB accounting standard on non-controlling interests. Under this new standard, all non-controlling interests in subsidiaries will be reported as equity for United
States GAAP reporting purposes. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.
Business Combinations
During the quarter ended January 31, 2010, we adopted the new FASB accounting standard on business combinations. Under this new standard, we will recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their fair values as of the acquisition date. Under Canadian GAAP, the assets acquired and liabilities assumed are adjusted only for the acquirer’s share of the fair value. Non-controlling interests are recorded at their share of the carrying values recorded in the accounting records of the acquiree. The new standard did not result in any significant United States GAAP reporting differences for the acquisitions that have occurred since adoption.

Note 14: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the third quarter of 2009, the results of our term deposits business are included in P&C Canada rather than Private Client Group, where the business is now better aligned with P&C Canada’s retail product strategy. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service, online brokerage and insurance in Canada and private banking and investment products in Canada and the United States. Effective in the third quarter of 2009, all of our insurance operations are included within PCG, bringing our insurance capabilities and skill sets together as part of our wealth management offering. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

BMO Financial Group First Quarter Report 2010 • 35

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
     Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Securitization Accounting
During the quarter, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate and net interest income earned on all securitized mortgage assets are included in P&C Canada net interest income. Previously net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to the current period’s presentation.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

36 • BMO Financial Group First Quarter Report 2010

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended January 31, 2010 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,019	$200	$87	$408	$(182)	$1,532
Non-interest revenue	392	56	463	512	70	1,493

Total Revenue	1,411	256	550	920	(112)	3,025
Provision for credit losses	120	19	2	78	114	333
Amortization	32	16	9	10	48	115
Non-interest expense	677	196	389	490	(28)	1,724

Income before taxes and non-controlling interest in subsidiaries	582	25	150	342	(246)	853
Income taxes	179	8	37	94	(141)	177
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$403	$17	$113	$248	$(124)	$657

Average Assets	$141,347	$26,396	$13,593	$208,299	$4,085	$393,720

Goodwill (As At)	$128	$973	$365	$116	$2	$1,584

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$923	$240	$92	$516	$(444)	$1,327
Non-interest revenue	338	59	387	211	120	1,115

Total Revenue	1,261	299	479	727	(324)	2,442
Provision for credit losses	95	18	1	42	272	428
Amortization	33	20	7	11	44	115
Non-interest expense	671	210	387	464	(6)	1,726

Income before taxes and non-controlling interest in subsidiaries	462	51	84	210	(634)	173
Income taxes	147	17	16	33	(284)	(71)
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$315	$34	$68	$177	$(369)	$225

Average Assets	$139,982	$33,753	$9,547	$288,117	$(8,396)	$463,003

Goodwill (As At)	$122	$1,117	$354	$111	$2	$1,706

					Other
For the three months ended January 31, 2010 (2)			Canada	United States	countries	Total

Net interest income			$1,149	$347	$36	$1,532
Non-interest revenue			1,076	333	84	1,493

Total Revenue			2,225	680	120	3,025
Provision for credit losses			138	190	5	333
Amortization			87	27	1	115
Non-interest expense			1,256	425	43	1,724

Income before taxes and non-controlling interest in subsidiaries			744	38	71	853
Income taxes			168	1	8	177
Non-controlling interest in subsidiaries			14	5	–	19

Net Income			$562	$32	$63	$657

Average Assets			$257,126	$110,612	$25,982	$393,720

Goodwill (As At)			$452	$1,110	$22	$1,584

					Other
For the three months ended January 31, 2009 (2)			Canada	United States	countries	Total

Net interest income			$797	$425	$105	$1,327
Non-interest revenue			797	367	(49)	1,115

Total Revenue			1,594	792	56	2,442
Provision for credit losses			111	317	–	428
Amortization			80	34	1	115
Non-interest expense			1,206	479	41	1,726

Income before taxes and non-controlling interest in subsidiaries			197	(38)	14	173
Income taxes			1	(56)	(16)	(71)
Non-controlling interest in subsidiaries			13	6	–	19

Net Income			$183	$12	$30	$225

Average Assets			$273,968	$159,460	$29,575	$463,003

Goodwill (As At)			$440	$1,242	$24	$1,706

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group First Quarter Report 2010 • 37

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2009 Annual Report, this quarterly news release, presentation materials and a supplementary financial information package online.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, March 2, 2010, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 25, 2010, by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 1645426.
          A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Tuesday, May 25, 2010.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Senior Vice-President, Deputy General Counsel,
Corporate Affairs and Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
November 2009 $53.11 ($52.05*)
December 2009 $54.94
January 2010 $53.01
* reflects 2% discount for dividend reinvestment
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place,
18th Floor Toronto, Ontario M5X 1A1
To review financial results online, please visit our website at www.bmo.com

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Annual Meeting 2010
The Annual Meeting of Shareholders will be held on
Tuesday, March 23, 2010, at 9:30 CDT (10:30 EDT) in
Winnipeg, Manitoba.